CUSIP No. 458118106	13D	Exhibit 99.3

DRAFT – April 12, 2016

AGREEMENT AND PLAN OF MERGER

among

SUN Parent, Inc.,

SUN Merger Sub, Inc.

and

Integrated Device Technology, Inc.

Dated as of [●], 2016

This document is intended solely to facilitate discussions among the parties.  This document is not intended to create, nor will it be deemed to create, a legally binding or enforceable offer or agreement of any type or nature, unless and until it is executed by the parties.

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.10(a)
Acquisition Proposal	8.10(a)
Action	8.10(a)
Affected Employees	5.8(a)
Affiliate	8.10(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)
Alternative Debt Financing	5.12(c)
Available Cash	8.10(a)
Benefit Plan	8.10(a)
Business Day	8.10(a)
Bylaws	2.3
Capitalization Date	3.3
Certificate	2.6(a)
Certificate of Merger	1.3
CFIUS	3.5
Change of Recommendation	5.2(d)
Charter	2.2
Chosen Courts	8.5(a)
Closing	1.2
Closing Date	1.2
Code	2.7(g)
Common Stock	8.10(a)
Company	Preamble
Company Board	Recitals
Company Disclosure Letter	III
Company Equity Awards	2.8(d)
Company ESPP	8.10(a)
Company ESPP Purchase Right	8.10(a)
Company Group	8.10(a)
Company Intellectual Property	8.10(a)
Company Material Adverse Effect	8.10(a)
Company Preferred Stock	3.3
Company Recommendation	5.3(a)
Company SEC Documents	3.6
Company Securities	3.3
Company Stock Incentive Plans	8.10(a)
Company Stock Options	3.3
Company RSUs	3.3
Confidentiality Agreement	8.8
Contract	8.10(a)
Costs	5.10(a)
Credit Facilities	8.10(a)
Cut-Off Date	5.2(b)
D&O Insurance	5.10(b)
Debt Commitment Letter	4.7(a)
Debt Financing	4.7(a)
Debt Financing Letters	4.7(c)
DGCL	8.10(a)
Dissenting Shares	2.6(a)
Dissenting Stockholders	2.6(a)
Effective Time	1.3
Environmental Laws	8.10(a)
Environmental Permits	8.10(a)
Equity Commitment Letter	4.7(a)
Equity Financing	4.7(a)
Equity Interest	8.10(a)
ERISA Affiliate	8.10(a)
Exchange Act	8.10(a)
Exchange Fund	2.7(a)
Excluded Party	5.2(b)
Excluded Party Fee	7.5(b)
Excluded Share	2.6(a)
Excluded Shares	2.6(a)
Facilities	8.10(a)
FCPA	8.10(a)
Fee Letter	4.7(c)
Financing	4.7(a)
Financing Letters	4.7(a)
Financing Sources	8.10(a)
Former Facilities	3.18
GAAP	8.10(a)
Governmental Entity	8.10(a)
Guarantors	Recitals
Hazardous Substance	8.10(a)
HSR Act	8.10(a)
Indemnified Parties	5.10(a)
Intellectual Property	8.10(a)
Intervening Event	5.2(d)
Knowledge	8.10(a)
Law	8.10(a)
Leased Real Property	8.10(a)
Lien	8.10(a)
Limited Guaranty	Recitals
Marketing Period	8.10(a)
Merger	Recitals
Merger Communication	8.10(a)
Merger Sub	Preamble
Money Laundering Laws	3.10(c)
NASDAQ	3.5
Negotiation Period	5.2(d)
New Debt Commitment Letter	5.12(c)
New Fee Letter	5.12(c)
Option Consideration	2.8(a)
Order	8.10(a)
Owned Real Property	3.17(a)
Parent	Preamble
Parent Disclosure Letter	IV
Parent Fee	7.5(c)
Parent Group	7.5(e)
Parent Material Adverse Effect	8.10(a)
Paying Agent	2.7(a)
Per Share Merger Consideration	2.6(a)
Performance-Based RSU	2.8(b)
Permits	3.10(a)
Permitted Liens	8.10(a)
Person	8.10(a)
Proxy Statement	5.3(a)
Real Estate Leases	8.10(a)
Record Holder	8.10(a)
Registered Intellectual Property	3.15(a)
Regulatory Law	8.10(a)
Reimbursable Expenses	8.10(a)
Related Party	3.21
Related Party Transaction	3.21
Representatives	8.10(a)
Required Information	5.13(a)(ii)
Requisite Company Vote	3.4(a)
RSU Consideration	2.8(b)
SEC	8.10(a)
Securities Act	8.10(a)
Share	2.6(a)
Shares	2.6(a)
Solicitation Period End-Date	5.2(a)
Stockholder Approval	6.1(a)
Stockholders Meeting	5.4(a)
Subsidiary	8.10(a)
Superior Proposal	8.10(a)
Surviving Corporation	1.1
Takeover Statutes	8.10(a)
Tax	8.10(a)
Tax Return	8.10(a)
Taxes	8.10(a)
Termination Date	7.2(a)
Termination Fee	7.5(b)
Target RSU Shares	2.8(b)
Time-Based RSUs	2.8(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of [●], 2016 (this “Agreement”), by and among SUN Parent, Inc., a Delaware corporation (“Parent”), SUN Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Integrated Device Technology, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub, have each (a) unanimously approved the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and have approved and declared advisable this Agreement and (b) declared that it is advisable and in the best interests of its stockholders that the Company and Merger Sub enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Libin Sun Investment Company, L.L.C. and [●] (the “Guarantors”) are entering into a limited guaranty in favor of the Company (the “Limited Guaranty”), pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1.                      The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.

1.2.                      Closing.  The closing of the Merger (the “Closing”) will take place: (a) at 9:00 a.m., New York City time, on the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of [●]; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than the conditions that by their terms are to be satisfied by actions at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier to occur of (i) a date before or during the Marketing Period specified by Parent on three (3) Business Days’ notice to the Company and (ii) the third Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso), or (b) at such other date, time, and/or place as agreed to in writing by Parent and the Company.  The date on which the Closing actually occurs is referred to herein as the “Closing Date.”  For the avoidance of doubt, a condition may only be waived in writing by the party or parties entitled to the benefit of such condition under this Agreement.

1.3.                      Effective Time.  Subject to the terms and conditions hereof, on the Closing Date, the Company and Parent will cause an appropriate certificate of merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in accordance with the relevant provisions of the DGCL and shall take all such reasonable further actions as may be required by Law to make the Merger effective.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

Effects of the Merger

2.1.                      Effects of the Merger.  The Merger shall have the effects specified in the DGCL and this Agreement.

2.2.                      The Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be, by virtue of the Merger, amended and restated in its entirety to be in the form of the certificate of incorporation of Merger Sub (except with respect to the name of the Surviving Corporation, which from and after the Effective Time shall be the name of the Company), until thereafter amended as provided therein or by applicable Law.

2.3.                      The Bylaws.  At the Effective Time, the bylaws of the Surviving Corporation (the “Bylaws”) shall be, by virtue of the Merger, amended and restated in their entirety to be in the form of the bylaws of Merger Sub (except that the name of the Surviving Corporation shall be the name of the Company), until thereafter amended as provided therein or by applicable Law.

2.4.                      Directors.  The Company shall cause any director of the Company whose resignation has been requested by Parent to resign with effect as of immediately prior to the Effective Time, and the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be (together with any directors of the Company whose resignation has not been requested by Parent) the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.5.                      Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

2.6.                      Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, or any holder of any capital stock of the Company or Merger Sub:

(a)           Merger Consideration.  Each share of Common Stock (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than (i) the Shares described in Section 2.6(d), and (ii) Shares (the “Dissenting Shares”) that are, as of immediately prior to the Effective Time, owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, payment of the fair value of such Shares pursuant to the DGCL (each Share referred to in clause (i) or (ii) above being an “Excluded Share” and collectively, “Excluded Shares”), shall be converted into the right to receive $32.00 in cash (the “Per Share Merger Consideration”), without interest.  At the Effective Time, all of the Shares shall cease to be outstanding, shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of Shares) which immediately prior to the Effective Time represented any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares, without interest.

(b)           Cancellation of Excluded Shares.  Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment referred to in Section 2.7(f) with respect to such Dissenting Shares.

(c)           Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)           Treasury Shares and Parent-Owned Shares.  Any Share owned by the Company (whether held in treasury or otherwise) or by any of its direct or indirect wholly-owned Subsidiaries or by Parent, Merger Sub or any of their respective direct or indirect wholly-owned Subsidiaries, in each case immediately prior to the Effective Time, shall not represent the right to receive the Per Share Merger Consideration and shall be treated as an Excluded Share pursuant to Sections 2.6(a) and (b) hereof.

2.7.                      Payment.

(a)           Paying Agent.  At or promptly after the Effective Time, Parent shall deposit and/or cause to be deposited (including by causing the Company and its Subsidiaries to deposit) with a paying agent selected by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the Record Holders of Shares, for exchange in accordance with this Article II through the Paying Agent, an aggregate cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments under Section 2.6(a) (such cash being hereinafter referred to as the “Exchange Fund”).  If, after the Effective Time, a Dissenting Stockholder effectively withdraws its demand for, or loses its, dissenters’ rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall deposit, or cause to be deposited, with the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares of which the Dissenting Stockholder is the Record Holder or beneficial owner and for which the Dissenting Stockholder has withdrawn its demand for, or lost its, dissenters’ rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration.  The Paying Agent shall invest the Exchange Fund as directed by Parent.  Any interest and other income resulting from such investment shall be payable to Parent or the Surviving Corporation and any amounts in excess of the amounts payable under Section 2.6(a) shall be promptly paid to the Surviving Corporation.  No losses with respect to such investments shall alter the obligations of Parent hereunder.  The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.6(a).

(b)           Payment Procedures.

(i)           Letter of Transmittal.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall instruct the Paying Agent to mail to each Record Holder of Shares (other than Excluded Shares held by a Record Holder that does not also hold Shares that are not Excluded Shares) a letter of transmittal in customary form and with such other provisions as Parent and the Company shall reasonably agree and instructions for use in surrendering the Certificates representing such Shares and determining the amount to which such Record Holder is entitled as a result of the Merger in respect thereof.

(ii)           Payment for Shares.  Upon delivery to the Paying Agent of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and signed in accordance with its instructions, together with such other documents as may be reasonably required by the Paying Agent pursuant to such instructions and surrender of the Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 2.7(e), or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement), such Record Holder shall be entitled to receive from the Exchange Fund, and the Paying Agent shall pay, a cash amount in immediately available funds equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable as provided above.  Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment to be delivered upon compliance with the procedures described above may be made to the transferee if the applicable letter of transmittal and the Certificate representing such Shares is presented to the Paying Agent and is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.  The Per Share Merger Consideration paid with respect to any Share in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(c)           Transfers.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or the Paying Agent any Certificates or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 2.7(b)(i) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such Person is entitled pursuant to this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for six months after the Effective Time shall be delivered to the Surviving Corporation.  Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 2.7(b)(i), without any interest thereon.  Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form reasonably satisfactory to Parent and the Paying Agent, by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will make a payment in an amount equal to the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration, without any interest thereon.

(f)           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for dissenters’ rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn (in accordance with Section 262 of the DGCL) or lost such Person’s right to payment of fair value under the DGCL with respect to such Dissenting Shares.  Unless and until a Dissenting Stockholder shall have effectively so withdrawn or lost such Dissenting Stockholder’s right to appraisal under the DGCL with respect to Dissenting Shares, such Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares.  The Company shall give Parent (i) prompt notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ dissenters’ rights and (ii) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by Company stockholders under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment of fair value, offer to settle or settle any such demands.

(g)           Withholding Rights.  Notwithstanding anything to the contrary set forth herein, each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including pursuant to Sections 2.6(a) and 2.8) such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or the rules and regulations promulgated thereunder, or under any other applicable provision of Law.  To the extent that amounts are so deducted and withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

2.8.                      Company Equity Awards.

(a)           At the Effective Time, (i) each unvested Company Stock Option shall become immediately vested and exercisable in full, and (ii) all Company Stock Options that are outstanding and are unexercised as of immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each holder of any such cancelled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares previously subject to such Company Stock Option and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share previously subject to such Company Stock Option (such amount being hereinafter referred to as the “Option Consideration”). The Option Consideration shall be paid by the Surviving Corporation as soon as practicable following the Effective Time.  From and after the Effective Time, there shall be outstanding no Company Stock Options, and the former holders thereof shall be entitled only to the payment of the Option Consideration, if any.  Any Company Stock Option with respect to which the Option Consideration is $0, shall be cancelled for no consideration.  The Company shall take such steps as may be necessary to terminate the Company Stock Incentive Plans as of the Effective Time.

(b)           At the Effective Time, (i) each Company RSU outstanding under the Company Stock Incentive Plans, the vesting of which is not dependent upon the achievement of any performance measures (a “Time-Based RSU”) shall become immediately vested in full and all restrictions thereupon shall lapse and (ii) each Company RSU other than the Time-Based RSUs (a “Performance-Based RSU”) shall be deemed earned with respect to the target number of Shares subject to such Performance-Based RSU (the “Target RSU Shares”), and unless otherwise agreed to in writing by the Parent and the holder of such Company RSU prior to the Effective Time, each outstanding Company RSU (including those Company RSUs that vest or are deemed earned by reason of the consummation of the Merger) shall be cancelled and the holder thereof shall be entitled to receive a payment in cash of an amount equal to the product of (i) the total number of Shares previously underlying such Time-Based RSU (or, in the case of a Performance-Based RSU, the applicable Target RSU Shares) and (ii) the Per Share Merger Consideration (such amount being hereafter referred to as the “RSU Consideration”).  The RSU Consideration in respect of the Time-Based RSUs shall be paid by the Surviving Corporation as soon as practicable following the Effective Time.  The RSU Consideration in respect of Performance-Based RSUs shall be paid by the Surviving Corporation at the time such Performance-Based RSUs otherwise would have vested if they had not been cancelled in accordance with the foregoing, subject to the holder’s continued employment or service through the applicable vesting date, or earlier acceleration, in each case in accordance with the terms of such Performance-Based RSUs.  From and after the Effective Time, there shall be outstanding no Company RSUs, and the former holders thereof shall be entitled only to the payment of the RSU Consideration, if any.  At the Effective Time, each outstanding unvested Performance-Based RSU in respect of any underlying Shares other than the Target RSU Shares shall be forfeited and cancelled without payment of consideration.

(c)           Each of the current “Purchase Periods” (as defined in the Company ESPP) in progress as of the date of this Agreement under the Company ESPP shall continue, and the Shares shall be issued to participants thereunder on the next currently scheduled purchase date thereunder occurring after the date of this Agreement as provided under, and subject to the terms and conditions of, the Company ESPP, except that any Purchase Period that would otherwise be in progress as of the Effective Time shall be shortened, and the last day of such Purchase Period shall be the second Business Day immediately preceding the Effective Time.  Each then-outstanding Company ESPP Purchase Right under the Company ESPP shall be exercised automatically on the new last day of such Purchase Period.  To the extent any Shares so purchased remain outstanding at the Effective Time, such Shares shall be treated in accordance with Section 2.6.  As promptly as practicable following the date of this Agreement, the Company and Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as are required or reasonably requested by Parent to prohibit the commencement of any new Purchase Period under the Company ESPP at or after the date of this Agreement and prior to the earlier of the termination of this Agreement or the Effective Time.

(d)           The Company Board (or appropriate committee thereof) shall adopt resolutions and take all other such action as may be reasonably necessary to effectuate the treatment of the Company Stock Options, Company RSUs and Company ESPP Purchase Rights (collectively, the “Company Equity Awards”) as contemplated by this Section 2.8 to the effect that (i) all awards issued under the Company Stock Incentive Plans shall be settled as of the Effective Time as contemplated by this Agreement, and (ii) neither any holder of Company Equity Awards, nor any other participant in any Company Stock Incentive Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation, Parent, or to receive any payment or benefit with respect to any award previously granted under the Company Stock Incentive Plans, except as provided in this Section 2.8.

2.9.                      Adjustments.  In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or declares or pays any dividend or other distribution, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in (a) the Company SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed with the SEC after December 31, 2012 and prior to the date of this Agreement (and then (i) only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Documents to a matter covered by a representation or warranty set forth in this Article III is readily apparent as to matters and items which are the subject of such representation or warranty, (ii) other than any matters required to be disclosed for purposes of Sections 3.1, 3.2, 3.3, 3.6, 3.7 and 3.8, which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter, and (iii) without giving effect to any amendment to any such documents filed on or after the date of this Agreement) or (b) the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection only to the extent that the relevance of such disclosure to such other section or subsection is readily apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.                      Organization, Standing and Power.  The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or to have such corporate, partnership, limited liability company or other company (as the case may be) power and authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true, complete and correct copies of its certificate of incorporation and by-laws and has made available to Parent the certificate of incorporation and by-laws (or similar organizational documents) of each of its Subsidiaries.

3.2.                      Subsidiaries.  (a) Exhibit 21.1 to the Company’s annual report on Form 10-K for the fiscal year ended March 29, 2015 sets forth all the Subsidiaries of the Company.  All of the outstanding Equity Interests of each Subsidiary of the Company that is a corporation have been duly authorized and validly issued and are fully paid and nonassessable.  All of the outstanding Equity Interests of each Subsidiary of the Company are owned by the Company, by one or more wholly-owned Subsidiaries of the Company or by the Company and one or more wholly-owned Subsidiaries of the Company, free and clear of all Liens other than Permitted Liens.

(b)  Except for the Equity Interests of the Company’s Subsidiaries set forth on Exhibit 21.1 to the Company’s annual report on Form 10-K for the fiscal year ended March 29, 2015, the Company does not own, directly or indirectly, any other Equity Interests of any other Person.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide any funds to or make any investment in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation in any other Person.

3.3.                      Capital Structure.  The authorized capital stock of the Company consists of 350,000,000 Shares, par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value of $0.001 per share (the “Company Preferred Stock”).  At the close of business on [●] (the “Capitalization Date”), (a) [●] Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (b) [●] Shares were held by the Company in its treasury, (c) [●] Shares were reserved for issuance pursuant to outstanding options to purchase Common Stock (the “Company Stock Options”) granted under the Company Stock Incentive Plans, (d) [●] Shares were reserved for issuance pursuant to restricted stock unit awards (including any awards referred to in the Company SEC Documents as “restricted share units” and awards referred to by the Company as “deferred stock units”) (“Company RSUs”), (e) [●] Shares were reserved for the grant of additional awards under the Company Stock Incentive Plans, (f) [●] shares were reserved for the grant of additional awards under the Company ESPP, and (g) no shares of Company Preferred Stock were issued and outstanding.  Section 3.3 of the Company Disclosure Letter sets forth, by employee, as of the Capitalization Date, the number of Company Stock Options, Company RSUs, Company ESPP Rights and, to the extent applicable, the grant date, exercise or reference price, vesting schedule and number of Shares issuable with respect to each such award.  Except as set forth in this Section 3.3 and for changes since the Capitalization Date resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) Equity Interests of the Company, (ii) bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the stockholders of the Company or its Subsidiary, as the case may be, may vote, or (iii) securities, options, warrants, calls, rights, commitments, profits interests, stock appreciation rights, phantom stock agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional Equity Interests of the Company or of any of its Subsidiaries (or any security convertible or exercisable therefor) or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  There are no voting trusts, proxies or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any Shares or other Company Securities.  No Shares are owned by any Subsidiary of the Company.

3.4.                      Authority.

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Company Vote, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Requisite Company Vote”).  This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Merger Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend adoption by the stockholders of the Company of this Agreement, which resolutions, as of the date hereof, have not been subsequently withdrawn or modified in a manner adverse to Parent or Merger Sub.

3.5.                      Consents and Approvals; No Violations.  Except for filings, permits, authorizations, consents and approvals set forth in Section 3.5 of the Company Disclosure Letter or filing of the Merger Certificate with the Secretary of State, filing of the Proxy Statement or as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the CFIUS Approval, the DGCL, the rules and regulations of the NASDAQ and state securities Laws, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or the bylaws of the Company or of the similar organizational documents of any of the Company’s Subsidiaries, (b)  require the Company to provide any notice to, or make any filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity or workers council or similar organization, (c) assuming compliance with the matters referred to in clause (b) and obtaining the Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (d) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any of the terms, conditions or provisions of any Material Contract, or (e) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (e), as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

No consent, approval, Order or authorization of, filing or registration with, or notification to any Governmental Authorities (any of the foregoing being referred to herein as a “Consent”) is required on the part of the Company (including on behalf of or in respect of any of its Subsidiaries) in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except:

(a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business;

(b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act;

(c) Consents required under, and compliance with any other applicable requirements of, the HSR Act and any other applicable Antitrust Laws;

(d) both (i) the submission of a voluntary joint filing of notice of the transaction to CFIUS and any requested supplemental information (the “Joint Notice”) pursuant to 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170 Exon-Florio, as amended by the Foreign Investment and Security Act of 2007 (“FINSA”), and (ii) the CFIUS Approval;

(e) both (i) the submission of a voluntary joint filing of notice of the transaction to the German Ministry of Economy and Energy and any requested supplemental information (the “German Joint Notice”) pursuant to the German Foreign Trade and Payments Ordinance and (ii) the German Foreign Investment Approval;

(f) the Taiwan Approvals;

(g) any other International Approvals; and

(h) such other Consents, the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated hereby or the performance by the Company of its covenants and obligations hereunder.

3.6.                      Company SEC Documents.  The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, statements, certifications, schedules and other documents required to be filed with the SEC or furnished to the SEC by the Company since December 31, 2010 under the Securities Act or the Exchange Act (all such forms, reports, statements, certifications, schedules and other documents filed since December 31, 2010 together with any documents so filed or furnished during such period on a voluntary basis, as the same may have been amended since their filing, collectively, the “Company SEC Documents”).  As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed.  At the time filed with the SEC (or if amended prior to the date hereof, as of the date of such amendment), none of the Company SEC Documents contained any untrue statement of a material fact or omitted a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).  None of the Company’s Subsidiaries is required to file periodic reports with the SEC.

3.7.                      Internal Controls; Sarbanes-Oxley Act.

(a)           The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(b)           The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were as of their respective dates made true, complete and correct.

(c)           Since January 1, 2010 through the date of this Agreement, to the Knowledge of the Company, (i) none of the Company, any of its Subsidiaries or any director, officer, or auditor of the Company or any of its Subsidiaries has received, or otherwise had or obtained knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

3.8.                      Absence of Material Adverse Change.  From December 31, 2012 through the date hereof, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (b) there has not occurred any fact, circumstance, change, event, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action that would be prohibited by Section 5.1 if it were taken on or after the date of this Agreement without Parent’s consent.

3.9.                      Information Supplied.  None of the information supplied or to be supplied in writing by the Company or any of its Representatives specifically for inclusion or incorporation by reference in the Proxy Statement relating to the Stockholders Meeting will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Sub or any of their Representatives specifically for inclusion or incorporation by reference therein.

3.10.           Compliance with Laws.

(a)           Each of the Company and its Subsidiaries is in compliance and, since December 31, 2010, has been in compliance, in all material respects, with all applicable Laws.  Each of the Company and its Subsidiaries is in possession of all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted; all such Permits are valid and in full force and effect; no default has occurred under, and there exists no event that, with notice or passage of time or both, would result in a default under, any such Permit; and none of the Company or any of its Subsidiaries has received any cease and desist letters or material inquiries from any Governmental Entity with respect to any such Permit, except where the absence of Permits, failure of Permits to be valid and in full force and effect, or defaults under Permits have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Since December 31, 2010, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective Representatives, auditors or accountants has received (x) any material written notice or other written communication from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any Law applicable to the Company, any of its Subsidiaries or their respective businesses, operations, properties or assets or (y) any material written notice or other written communication or, to the Knowledge of the Company, any oral complaint, allegation, assertion or claim on a hotline or whistleblower or similar telephone line or service regarding deficiencies in the compliance practices, procedures, methodologies or methods of the Company or its Subsidiaries or their employees or their respective internal compliance controls, including any complaint, allegation, assertion or claim that the Company or its Subsidiaries or their employees has engaged in illegal practices with respect to the business of the Company and its Subsidiaries, and (ii) no attorney representing the Company or its Subsidiaries or any of their employees has reported evidence of a material violation of any Laws by the Company or its Subsidiaries or any of their Representatives.

(c)           None of the Company, any Subsidiary of the Company or any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its Subsidiaries has used any funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, made any unlawful payment or offered anything of value to any foreign government official or employee or to any foreign political party, party official or candidate for public office or violated any provision of the FCPA or any other anti-bribery, anti-corruption or similar applicable Law.  Each of the Company and its Subsidiaries has complied, in all material respects, with all applicable Laws relating to financial record keeping and reporting, currency transfer and money laundering (collectively, the “Money Laundering Laws”) and all applicable export control Laws.  The Company and its Subsidiaries have established internal controls and procedures reasonably designed to ensure compliance with the FCPA, all other anti-bribery, anti-corruption or similar Laws, all Money Laundering Laws and all export control Laws applicable to them or the conduct of their business.

3.11.           Tax Matters.

(a)           Each of the Company and its Subsidiaries has timely filed or caused to be timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by it.  All such Tax Returns are true, complete and correct in all material respects.

(b)           Each of the Company and its Subsidiaries has timely paid or caused to be timely paid all material Taxes due (whether or not shown to be due on any Tax Return).

(c)           There are no pending audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries.  No Governmental Entity has asserted or threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open.  All U.S. federal income Tax Returns filed with respect to Tax years of the Company and its Subsidiaries through the Tax year ended March 29, 2015 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d)           No claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file a particular type of Tax Return that the Company or any such Subsidiary is or may be required to file such Tax Return in such jurisdiction.

(e)           Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any comparable provision of state, local or foreign Law) or (ii) is a party to any Tax sharing or indemnity agreement.  Neither the Company nor any of its Subsidiaries is liable for any Taxes of any other Person pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law).

(f)           With respect to each of the Company and its Subsidiaries, (i) there is no currently effective waiver, document or other agreement extending the statute of limitation or period of assessment or collection of any Taxes, and (ii) no power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity (excluding powers of attorney granted to employees of the Company or any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries).  Neither the Company nor any of its Subsidiaries has extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any Governmental Entity), which Tax Return has since not been filed.

(g)           Each of the Company and its Subsidiaries, within the time and in the manner prescribed by Law, has withheld and paid over to the proper Governmental Entity all amounts required to be withheld and paid over under applicable Law (including Sections 1441, 1442, 3102 and 3402 of the Code or any other applicable provision of state, local or foreign Law).

(h)           Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)           Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two-year period ending on the date of this Agreement (or will constitute such a corporation in the two-year period ending on the Effective Time) or (ii) that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transactions contemplated by this Agreement.

(j)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law) made on or prior to the Closing Date.

(k)           A list of (i) all of the states, territories and jurisdictions in which material Tax Returns with respect to the Company or any of its Subsidiaries were filed for the past three (3) years and (ii) all elections made under Treasury Regulation Section 301.7701-3 for the Company or any of its Subsidiaries are set forth on Section 3.11 of the Company Disclosure Letter.  True, complete and correct copies of all such Tax Returns have been made available to Parent.  No other material elections for Tax purposes (including entity classification elections) have been made with respect to the Company or any of its Subsidiaries that are in force or by which the Company or any of its Subsidiaries is bound.

(l)           Neither the Company nor any of its Subsidiaries has outstanding any material deferred intercompany gain or loss under United States federal income tax Law or under any comparable provision of state, local or foreign Law.

(m)           The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

3.12.           Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (a) set forth in the Company’s consolidated balance sheet for the fiscal quarter ended January 3, 2016 included in the Company SEC Documents (or in the notes thereto), (b) incurred in the ordinary course of business since January 3, 2016, (c) incurred in connection with the Merger or any other transaction expressly permitted or required by this Agreement, or (d) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

3.13.           Litigation.  There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, including any Action that would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated by this Agreement.  Neither the Company nor any of its Subsidiaries is subject to or bound by any material outstanding Order, including any Order that would reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.14.           Benefit Plans.

(a)           Each Benefit Plan is listed in Section 3.14(a) of the Company Disclosure Letter.  Each such Benefit Plan has been publicly filed or otherwise made available to Parent, and with respect to each such Benefit Plan, the Company has made available to Parent a true, complete and correct copy of (to the extent applicable) (i) each trust, funding, insurance or administrative agreement relating to each such Benefit Plan; (ii) the most recent summary plan description or other written explanation of each such Benefit Plan provided to participants; (iii) the two most recent Forms 5500 required to have been filed with the IRS (or any similar reports filed in any comparable non-U.S. Governmental Entity) and any schedule thereto; and (iv) the most recent determination letter issued by the IRS (or comparable qualification document issued by a comparable non-U.S. Governmental Entity).  Neither the Company nor any of its Subsidiaries has communicated any intention or commitment to amend or modify any Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(b)           Each Benefit Plan has been maintained in compliance in all material respects with its terms and with the requirements of applicable Law.  All employer or employee contributions, premiums and expenses to or in respect of each Benefit Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP.

(c)           No Benefit Plan is subject to Title IV of ERISA, neither the Company nor any of its Subsidiaries or ERISA Affiliates has incurred any liability under Title IV of ERISA and, to the Knowledge of the Company, there is no risk that any such liability could be incurred.  Neither the Company nor any of its Subsidiaries or its ERISA Affiliates has at any time during the six-year period preceding the date hereof maintained, contributed to or incurred any liability under any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)           As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened, disputes, arbitrations, claims, suits or grievances involving a Benefit Plan (other than routine claims for benefits payable under any such Benefit Plan) that could result in a material liability to the Company or any of its Subsidiaries.

(e)           All Benefit Plans that are intended by their terms to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending or is not yet required to be filed and nothing has occurred that presents a material risk to the qualification of such plans.  Neither the Company nor any of its Subsidiaries has any liability or obligation under any welfare plan or agreement to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or applicable Law.

(f)           Except as expressly provided under this Agreement, neither the entering into this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (i) entitle any current or former officer, director, manager, employee or consultant of the Company or any Subsidiary or any independent contractor to severance pay or any other payment, (ii) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Benefit Plan or other arrangement, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of any excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(g)           Each Benefit Plan complies in form and has been administered in accordance with the requirements of Section 409A of the Code and the regulations thereunder.

(h)           Each non-U.S. Benefit Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules, and regulations (including any special provisions relating to qualified plans where such non-U.S. Benefit Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities.  No non-U.S. Benefit Plan is a defined benefit plan (within the meaning of Section 3(35) of ERISA, whether or not subject to ERISA).

3.15.           Intellectual Property.

(a)           Section 3.15(a) of the Company Disclosure Letter contains a true, complete and correct list of all registered trademarks, copyrights, patents and domain names and applications for the foregoing (“Registered Intellectual Property”), and material unregistered Intellectual Property, in each case that is Company Intellectual Property.  Each item of Registered Intellectual Property is in good standing with the Governmental Entity with which it is registered or pending.  The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use all Intellectual Property reasonably necessary for the conduct of the business of the Company and its Subsidiaries substantially as currently conducted.  No claims are pending or, to the Knowledge of the Company, threatened, (i) challenging the ownership, enforceability or validity of any Company Intellectual Property, or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property other than claims that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no Person is violating, misappropriating or infringing any of the Company Intellectual Property.  To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.  Except for actions that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the Company Intellectual Property.  The Company and its Subsidiaries have taken reasonable and appropriate steps to (i) maintain and police trademarks and service marks that comprise any part of the Company Intellectual Property and (ii) protect and preserve the confidentiality of the trade secrets that comprise any part of the Company Intellectual Property, and to the Knowledge of the Company, there are no unauthorized uses, disclosures, dilutions or infringements of any such trademarks, service marks, or trade secrets.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement shall impair or alter any of the Company’s or its Subsidiaries’ rights in any Company Intellectual Property.

(b)           The Company and its Subsidiaries own the Company Intellectual Property free from any Liens, other than Permitted Liens.  Except for matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, at all times, complied with all applicable Law and their own policies and procedures relating to data privacy and security.  The Company and its Subsidiaries maintain and are in compliance with (i) policies and procedures regarding disaster recovery that are commercially reasonable and, in any event, are in compliance with all applicable Laws, and (ii) industry standard system security measures and procedures to protect against unauthorized access to, or the destruction, loss or alteration of customer data or information.  To the Knowledge of the Company, computer services or other information technology assets of the Company or of any of its Subsidiaries that are material to each of their respective businesses do not contain any viruses, malicious code or other faults that present a substantial risk that a Person would obtain unauthorized access to them.  To the Knowledge of the Company, since December 31, 2010, there have been no (A) failures of computer services or other information technology assets that have caused disruptions that are material to the Company or any of its Subsidiaries or customers, or (B) security breaches relating to, violations of any security policy regarding or any unauthorized access of any data, computer services or other information technology assets used in the business of the Company or any of its Subsidiaries.

3.16.           Material Contracts.

(a)           Neither the Company nor any of its Subsidiaries is a party to or bound by any Contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that has not been filed or incorporated by reference in the Company SEC Documents.  Except as set forth in Section 3.16(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is in breach of or default under, with or without notice or lapse of time or both, in any material respect, the terms of any Material Contract (as defined below), (ii) to the Knowledge of the Company, no other party to any Material Contract is in breach of or default under, with or without notice or lapse of time or both, in any material respect, the terms of any such Material Contract, (iii) each Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and is in full force and effect, (iv) to the Knowledge of the Company, no event has occurred which would result in a material breach, or material violation of or material default under, any Material Contract, with or without notice or lapse of time or both, and (v) neither the Company nor any of its Subsidiaries has received any written notice or claim of default under any Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract.

(b)           For purposes of this agreement, the term “Material Contract” means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company or any of its Subsidiaries is a party as of the date hereof:

(i)           Any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any limited liability company, partnership or joint venture, other than any such limited liability company or partnership that is a wholly owned Subsidiary of the Company;

(ii)           Any Contract (other than among consolidated Subsidiaries of the Company or capital or operating leases) relating to (A) indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset), including any note, bond, debenture or other evidence of indebtedness issued by the Company or any of its Subsidiaries, or (B) any interest rate, currency or commodity derivatives or hedging transactions;

(iii)           Any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)10 of Regulation S-K under the Securities Act or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K;

(iv)           Any Contract that (A) limits or purports to limit the right of the Company or any of its Subsidiaries or Affiliates to engage or compete in any line of business or to compete with any Person or operate in any location, (B) contains exclusivity obligations or similar restrictions binding on the Company or any of its Subsidiaries or that would be binding on Parent or any of its Affiliates (other than the Company or any of its Subsidiaries) after the Closing, or (C) grants a most-favored nation status to any Person other than the Company or any of its Subsidiaries;

(v)           Any Contract that prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company;

(vi)           Any Contract under which the Company or any of its Subsidiaries uses or has the right to use any Intellectual Property licensed from third parties that is material to the operation of the business of the Company and its Subsidiaries substantially as currently conducted;

(vii)           Any Contract or series of related Contracts, including any option agreement, relating to the acquisition or disposition of any business, capital stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(viii)           Any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(ix)           Any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for purpose of collection in the ordinary course of business);

(x)           Any Real Estate Lease;

(xi)           Any Contract requiring any capital commitment or capital expenditure (or series of capital expenditures by the Company or any of its Subsidiaries) in an amount that individually or in the aggregate is greater than $1,000,000;

(xii)           Any Contract for the purchase by or from or the provision by or to the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets (including any Contract relating to the distribution or marketing of any of the foregoing by the Company or any of its Subsidiaries) including any such Contract with a Governmental Entity that is not terminable without material penalty on ninety (90) days’ notice by the Company or any of its Subsidiaries which generates, or is reasonably likely to generate, annual revenue for the Company and its Subsidiaries of $500,000 or more, or aggregate revenue for the Company and its Subsidiaries of $1,000,000 or more, or pursuant to which the Company and its Subsidiaries incur, or are reasonably likely to incur, annual expenses in excess of $500,000 or more, or aggregate expenses of $1,000,000 or more;

(xiii)           Any Contract or series of related Contracts that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract(s) of more than $1,000,000 over the remaining term of such Contract(s);

(xiv)           Any Contract with a Governmental Entity in excess of $1,000,000; or

(xv)           Any other Contract that is (A) not made in the ordinary course of business consistent with past practice and (B) material to the Company and its Subsidiaries, taken as a whole.

A true, complete and correct list of the Material Contracts is set forth in Section 3.16(b) of the Company Disclosure Letter.  The Company has made available to Parent true, complete and correct copies of all of the Material Contracts, including any amendments thereto.

3.17.           Properties.

(a)           Real Property.  The Company or one of its Subsidiaries has (i) good and valid fee simple title to each parcel of real property owned by the Company or any of the Company’s Subsidiaries (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto or owned by the Company or any of its Subsidiaries and located on Leased Real Property, and all easements, licenses, rights and appurtenances relating to the foregoing, the “Owned Real Property”) and (ii) valid leasehold estates in all Leased Real Property, in each case free and clear of any Lien, other than Permitted Liens.  Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any material lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material Owned Real Property, Leased Real Property or material portion thereof.  Section 3.17(a) of the Seller Disclosure Letter contains a true, complete and correct list of all Owned Real Property.

(b)           Personal Property.  The Company and its Subsidiaries have good and marketable title to, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its material tangible personal properties and assets necessary to carry on their businesses as is now being conducted, free and clear of all Liens, except for Permitted Liens.

3.18.           Environmental Laws.  The Company and its Subsidiaries have been and are in compliance with all Environmental Laws and are in possession of, and in compliance in all material respects with, all material Environmental Permits necessary for the conduct and operation of the business; all such Environmental Permits are in full force and effect; and no action is pending, or to the Knowledge of the Company, threatened, to suspend, modify, amend or challenge any Environmental Permit that would be reasonably likely to result in material obligations or materially increased operating expenses.  There is not now and has not been any Hazardous Substance used, generated, treated, released, or otherwise existing at, on, under or emanating from any Facility except in compliance in all material respects with, and as would not reasonably be expected, individually or in the aggregate, to result in material liabilities under, applicable Environmental Laws.  Except as would not reasonably be expected, individually or in the aggregate, to result in material liabilities under Environmental Law, the Company and its Subsidiaries have not received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law, including with respect to any Hazardous Substance transported or disposed off-site by or on behalf of the Company or any  of its Subsidiaries, and, to the Knowledge of the Company, no such notice is threatened.  There is no property formerly owned, leased or operated by the Company or its Subsidiaries (or any of their predecessors) (“Former Facilities”) or any other site to which the Company or any of its Subsidiaries (or any of their predecessors) have transported or arranged for the transport of Hazardous Substances which, to the Knowledge of the Company, may become the subject of a material Action or otherwise result in material liabilities, in each case, arising under Environmental Law.  There are no material Actions pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries arising under Environmental Laws.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any investigation or remediation activities or notice to or consent of any Governmental Entity or third parties pursuant to any Environmental Law.  Neither the Company nor the Subsidiaries are or have been the subject of any claims alleging any damages arising from the use of or exposure to any asbestos or asbestos containing products manufactured, used, distributed, or sold on or prior to the Closing by the Company or the Subsidiaries (or any of their predecessors).  Except as has not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (a) interfere with or prevent continued compliance by the Company or its Subsidiaries with Environmental Laws and the requirements of Environmental Permits or (b) give rise to any liability or other obligation under any Environmental Laws.  The Company has delivered, or made available to Parent, copies of any environmental assessments, reports, audits, studies, analyses, tests or monitoring possessed by, or reasonably available to, the Company or its Subsidiaries pertaining to compliance with, or liability under, Environmental Laws relating to the Facilities, the Former Facilities, or the Company or its Subsidiaries.

3.19.           Insurance Policies.  Except for matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice or lapse of time or both, would constitute such a breach or default or permit termination or modification of any of such policies, (c) there is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, alteration in coverage, or premium increase with respect to any such policies, and (d) the Company has not received any notice of termination, cancellation, or non-renewal with respect to any such policy.

3.20.           Labor and Employment Matters.  Neither the Company nor any of its Subsidiaries (a) has, in the United States, agreed to recognize any labor union or labor organization, nor has any labor union or labor organization, in the United States, been certified as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries, (b) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union or labor organization in the United States, or (c) as of the date hereof is the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company is any such proceeding threatened.  The Company and each of its Subsidiaries are in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, Form I-9 matters, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.  None of the Company or any of its Subsidiaries has classified an individual as an “independent contractor” or of similar status who, according to a Benefit Plan or applicable Law, should have been classified as an employee or of similar status.

3.21.           Related Party Transactions.  No present or former director, officer, stockholder, partner, member, employee or Affiliate (other than any Subsidiary of the Company) of the Company or any of its Subsidiaries (each of the foregoing, a “Related Party”) (a) is, or since December 31, 2010, has been, a party to any transaction, Contract or understanding with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets (other than employment agreements), nor are there any of the foregoing currently proposed to the Company’s audit committee, or (b) has any interest in any property owned by the Company or any of its Subsidiaries, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Related Party Transaction”) that has not been so disclosed.  Any Related Party Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company or any such Subsidiary in a similar transaction with an unaffiliated third Person.  No Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has any Contract with the Company or any of its Subsidiaries.

3.22.           Vote Required.  Except for the Stockholder Approval, no other vote or consent of the holders of any Common Stock is required by any Takeover Statute (including Section 203 of the DGCL) or by the certificate of incorporation or bylaws of the Company to approve and adopt the Merger, this Agreement or the transactions contemplated hereby.

3.23.           Opinion of Financial Advisor.  The Company Board has received the opinion of [●], financial advisor to the Company Board, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair to the Company’s stockholders from a financial point of view.  The Company will make available to Parent a correct and complete copy of the written opinion of [●] as soon as practicable after the receipt thereof.

3.24.           Brokers.  No agent, broker, finder or investment banker, financial advisor or other Person, other than [●], the fees and expenses of which will be paid by the Company, is entitled to any broker’s, brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  Correct and complete copies of all agreements between the Company and [●] concerning this Agreement and the transactions contemplated hereby, including any fee arrangements, have been previously made available to Parent.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection only to the extent that the relevance of such disclosure to such other section or subsection is readily apparent from the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company as follows:

4.1.           Organization.  Each of Parent and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all power and authority to carry on its business as now being conducted, except where the failure to be in good standing or to have such corporate power and authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign organization and is in good standing in each jurisdiction where such qualification or licensing is necessary, except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay or impede the consummation of the Merger or any of the other transactions contemplated hereby.

4.2.           Authority.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

4.3.           Consents and Approvals; No Violations.  Except for filings, permits, authorizations, consents and approvals set forth in Section 4.3 of the Parent Disclosure Letter, as may result from any facts or circumstances related to the Company or its Subsidiaries or as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the CFIUS Approval, the DGCL, the rules and regulations of the NASDAQ, or state securities Laws, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws, or similar organizational documents, of Parent or Merger Sub, (b)  require Parent or Merger Sub to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity or workers council or similar organization, (c) assuming compliance with the matters referred to in clause (b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (d) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any of the terms, conditions or provisions of any Contract, or (e) result in the creation or imposition of any Lien on any asset of Parent or Merger Sub, with such exceptions, in the case of each of clauses (b) through (e), as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay or impede the consummation of the Merger or any of the other transactions contemplated hereby.

No Consent of any Person is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except:

(a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities as may be required to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business,

(b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act,

(c) Consents required under, and compliance with any other applicable requirements of, the HSR Act and any other applicable Antitrust Laws,

(d) the submission of a Joint Notice to CFIUS pursuant to Exon-Florio FINSA and CFIUS Approval,

(e) the submission of the German Joint Notice and the German Foreign Investment Approval,

(f) the filings and approvals with or by PRC Governmental Authorities with respect to the transactions contemplated hereby, including (A) the filings with and/or approvals of NDRC, SASAC and MOFCOM with respect to the consummation of the transactions contemplated hereby, by Parent and Merger Sub; and (B) foreign exchange registration conducted by authorized banks and supervised by SAFE in connection with the transactions contemplated hereby, including registration and/or approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of shares of Company Common Stock or other interests pursuant to or in connection with this Agreement (to the extent that funding in U.S. dollars is required thereunder) (the filings, approvals and/or registrations referred to in clauses (A) and (B) of this Section 4.4(f) collectively, the “PRC Overseas Investment Approvals”),

(g) the filings, approvals or clearances with or by the Governmental Authorities in Taiwan with respect to the transactions contemplated hereby, including the submission and approval of the Taiwan Application and/or any other filings, approvals or clearances for foreign/PRC investments under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area (collectively, the “Taiwan Approvals”),

(h) any other International Approvals; and

(i) such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated hereby, or the performance by Parent or Merger Sub of their respective covenants and obligations hereunder.

4.4.           Information Supplied.  None of the information supplied or to be supplied in writing by Parent or Merger Sub or any of their Representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company or any of its Representatives specifically for inclusion or incorporation by reference therein.

4.5.           Litigation.  There is no material Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries (including Merger Sub) that would reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.  None of Parent or any of its Subsidiaries (including Merger Sub) is subject to or bound by any material outstanding Orders that would reasonably be expected, individually or in the aggregate, to prevent or materially delay or impede the consummation of the Merger or any of the other transactions contemplated by this Agreement.

4.6.           Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of the Merger, Merger Sub has not conducted any business prior to the date hereof and Merger Sub has no, and prior to the Effective Time will not have any, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Financing.

4.7.           Financing.

(a)           Parent has delivered to the Company true, complete and correct copies of (i) the executed commitment letter, dated as of the date hereof, among Parent and the Guarantors (the “Equity Commitment Letter”), pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent the cash amounts set forth therein (the “Equity Financing”), and (ii) the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub and [●] (the “Debt Commitment Letter”, together with the Equity Commitment Letter, the “Financing Letters”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).

(b)           Assuming the accuracy of the representations and warranties of the Company in this Agreement as of the Closing Date and the performance by the Company of its obligations hereunder, the amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms of the Financing Letters together with at least $[●] of Available Cash will be sufficient to (i) pay the aggregate Per Share Merger Consideration to all holders of Shares (other than any Shares that are the subject of Section 2.6(d)), including the amounts payable pursuant to Section 2.8, (ii) repay the principal and interest on all indebtedness outstanding under the Credit Facilities, and (iii) pay any and all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing.

(c)           As of the date hereof, the Financing Letters are in full force and effect.  Other than as set forth in the Financing Letters and any fee letter (a “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Letters”), a copy of which has been provided to the Company prior to the date hereof (except that only the fee amounts, consent fees, price caps (including price caps in any securities demand provisions) and economic “flex” provisions set forth therein have been redacted), there are no conditions precedent related to the funding of the full net amount of the Financing that would, or would reasonably be expected to, (i) impair the validity of the Financing Letters, (ii) reduce the aggregate amount of the Financing, or (iii) prevent or materially delay the Closing.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any of the other parties thereto, under the Financing Letters, other than any such default or breach that has been waived by the Guarantors or the Financing Sources, as the case may be, or otherwise cured in a timely manner by Parent or Merger Sub to the satisfaction of the Guarantors or the Financing Sources, as the case may be.  As of the date hereof, there are no side letters or other Contracts imposing conditions upon the Financing other than the Financing Letters, any Fee Letter, and any engagement letter relating to any offering of debt securities in connection with the transactions contemplated hereby other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof.  As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.

4.8.           Limited Guaranty.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guaranty.  The Limited Guaranty is in full force and effect and is the valid, binding and enforceable obligation of each Guarantor, except that such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law).  As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Limited Guaranty.

4.9.           Brokers.  No agent, broker, finder or investment banker, financial advisor or other Person, other than [●], is entitled to any broker’s, brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

ARTICLE V

Covenants

5.1.           Conduct of Business by the Company Pending the Merger.  Except (a) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (b) as required by applicable Law, (c) as expressly contemplated by this Agreement or (d) as otherwise set forth in Section 5.1 of the Company Disclosure Letter, during the period from the date hereof until the Effective Time (or such earlier date on which this Agreement may be terminated) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice.  To the extent consistent with the foregoing and except as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their assets and properties in good repair and condition, preserve their business organizations intact, maintain existing relations and goodwill with Governmental Entities, alliances, customers, suppliers, employees and business associates and manage its working capital (including the timing of collection of accounts receivable, the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, and except as (i) required by applicable Law, (ii) expressly contemplated by this Agreement, or (iii) otherwise set forth in Section 5.1 of the Company Disclosure Letter, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           (i) declare, set aside or pay any dividends on, or make other distributions in respect of, any of its capital stock or equity interests, except for dividends by a wholly-owned Subsidiary of the Company to its parent or (ii) other than in the case of wholly-owned Subsidiaries, split, combine or reclassify any of its capital stock or equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests or redeem, purchase or otherwise acquire or offer to redeem any of its capital stock or equity interests.

(b)           authorize for issuance, issue, deliver, sell, pledge, grant, transfer or otherwise encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or interests, voting securities or convertible securities, other than (i) the issuance of Shares pursuant to Company Stock Options and Company RSUs outstanding as of the date hereof previously issued under the Company Stock Incentive Plans, and (ii) the issuance of any shares of capital stock or equity interests to the Company or any wholly-owned Subsidiary of the Company;

(c)           amend the certificate of incorporation or bylaws of the Company or other similar organizational documents of any of its Subsidiaries;

(d)           other than transactions that would be permissible under clause (e) below, acquire (by merger, consolidation, purchase of stock or assets or otherwise), or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or all or a substantial portion of the assets of any Person (or business or division thereof), in each case, for consideration in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(e)           make or agree to make any capital expenditure in an amount that, individually or in the aggregate, exceeds $2,000,000;

(f)           other than in the ordinary course of business, transfer, assign, sell, lease, license, encumber or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise), or agree to transfer, assign, sell, lease, license, encumber or otherwise dispose of, any entity, business or assets having a current value in excess of $1,000,000 in the aggregate;

(g)           create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantee thereof in excess of $2,000,000 in the aggregate, other than under any Material Contract listed in Section 3.16(b)(ii) of the Company Disclosure Letter;

(h)           other than in the ordinary course of business, enter into, amend, modify or terminate, or grant any waiver under, any Material Contract or any Contract that would constitute a Material Contract if entered into prior to the date hereof;

(i)           enter into, amend, modify or terminate, or grant any waiver under, any Related Party Transaction;

(j)           other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any Subsidiary of the Company) in excess of $2,000,000 in the aggregate;

(k)           except as may be required by GAAP or applicable Law, make any change in its principles, practices, procedures and methods of financial or Tax accounting;

(l)           merge or consolidate the Company or any of its Subsidiaries with and into any other Person, other than, in the case of any Subsidiary of the Company, to effect any acquisition permitted by clause (d) or any disposition permitted by clause (f) and other than transactions among Subsidiaries;

(m)           adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(n)           settle, release, waive or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, proceeding or investigation of or against the Company or any of its Subsidiaries (i) requiring payment by the Company of an amount in excess of $2,000,000 in the aggregate, (ii) entailing the incurrence of any obligation or liability of the Company in excess of such amount, including costs or revenue reductions or obligations that would impose any material restrictions on the business or operations of the Company or its Subsidiaries, or (iii) that imposes any non-monetary relief;

(o)           enter into any Contract or other binding obligation of the Company or any of its Subsidiaries containing (i) any restriction on the ability of the Company or any of its Subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Merger, (ii) any provisions granting “most favored nation” status, or (iii) any restriction on the Company and its Subsidiaries engaging in any type of activity or business;

(p)           permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payable payee to lapse, be canceled or expire unless a new policy with substantially identical coverage is in effect as of the date of the lapse, cancellation or expiration;

(q)           enter into or amend any employment, severance, retention, incentive or special pay agreement or arrangement with any employees of the Company or its Subsidiaries, except as required (i) pursuant to applicable Law or (ii) pursuant to contractual arrangements in effect as of the date of this Agreement;

(r)           (i) increase the compensation (including contingent compensation entitlements, such as severance pay) of any current or former director, officer, employee or consultant of the Company or any Subsidiaries, except (A) as expressly required under any Benefit Plan or (B) for increases in base salary for non-officer employees in the ordinary course of business consistent with past practice, (ii) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Benefit Plan, in each case for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary, other than as required by applicable Tax qualification requirements, (iii) make any new equity awards to any director, officer, employee or consultant of the Company or any of its Subsidiaries, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, compensation or benefits under, any Benefit Plan to the extent not required by the terms of this Agreement or such Benefit Plan as in effect on the date of this Agreement, or (v) enter into any collective bargaining agreements;

(s)           (i) make any Tax election or take any position on a Tax Return filed on or after the date of this Agreement or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods, (ii) enter into any settlement or compromise of any Tax liability, (iii) file any amended Tax Return that would result in a change in Tax liability, taxable income or loss, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any Tax liability, or (vi) give or request any waiver of a statute of limitation with respect to any Tax Return; or

(t)           authorize, agree or commit to do any of the foregoing.

5.2.           Acquisition Proposals.

(a)           Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until the Solicitation Period End-Date, the Company and its Representatives shall have the right, directly or indirectly, to (i) solicit, initiate, facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, an Acquisition Proposal, including by way of providing access to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries and access to non-public information pursuant to one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide or make available to Parent any written material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any Person and that was not previously provided or made available to Parent; and (ii) continue, enter into and maintain discussions or negotiations with respect to Acquisition Proposals or other proposals that could lead to Acquisition Proposals, or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations.  For purposes of this Agreement, “Solicitation Period End-Date” means 11:59 p.m. (EST) on the date that is forty-five (45) days after the date of this Agreement.  Parent shall not, and shall cause its Affiliates (including Merger Sub) not to, actively interfere with or prevent the participation of any Person, including any officer or director of the Company or any of its Subsidiaries and any bank, investment bank or other potential provider of debt or equity financing (other than the parties to the Debt Commitment Letter), in negotiations and discussions permitted by this Section 5.2(a).

(b)           Except as expressly permitted by Section 5.2(c), (x) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, on the Solicitation Period End-Date, immediately cease any existing solicitations, discussions or negotiations with any Persons (other than, prior to the Cut-Off Date, any Excluded Party) that may be ongoing with respect to any Acquisition Proposals or any proposal reasonably likely to result in an Acquisition Proposal (and the Company shall demand that all copies of all non-public information it or its Subsidiaries or their respective Representatives have distributed or made available since the date hereof to Persons (other than, prior to the Cut-Off Date, any Excluded Party) in connection with their consideration of any Acquisition Proposal (other than with respect to Parent and its Affiliates), be promptly destroyed or returned to the Company (subject to the exceptions set forth in any applicable confidentiality agreement)) and cause any physical or virtual data room to no longer be accessible to or by any Person other than Parent and its Affiliates and, prior to the Cut-Off Date, any Excluded Party; and (y) from the Solicitation Period End-Date until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, facilitate or assist any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, (iii) enter into any other acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement, or (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal other than, in each case, to request information from the Person making any such proposal or offer for the sole purpose of the Company Board informing itself about the proposal or offer that has been made and the Person that made it or to notify any Person of the Company’s obligations under this Section 5.2.  Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (i), (ii), (iv) or (v) above from and after the Solicitation Period End-Date with respect to any Excluded Party until the date that is fifteen (15) days following the Solicitation Period End-Date (the “Cut-Off Date”); provided, that the Cut-Off Date shall be extended until the second Business Day following the expiration of any Negotiation Period relating to a Superior Proposal made by an Excluded Party for which the Company delivered a notice of termination under Section 7.3(a) prior to the original Cut-Off Date (but only with respect to any such Excluded Party).  “Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End-Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End-Date and prior to the termination of this Agreement) (including, with respect thereto, their Representatives) from whom the Company or any of its Representatives has received prior to the Solicitation Period End-Date a written Acquisition Proposal that the Company Board determines in its good faith judgment prior to the Solicitation Period End-Date, after consultation with its independent financial advisor and outside counsel, is bona fide and is, or would reasonably be expected to result in, a Superior Proposal.  Within two (2) Business Days following the Solicitation Period End-Date, the Company shall deliver to Parent a list of all Excluded Parties.

(c)           From and after the date of this Agreement, the Company shall promptly notify Parent orally (and then in writing within twenty-four (24) hours) after it or any of its Subsidiaries or any of their respective Representatives has received any request for discussions or negotiations, any request for access to the properties or books and records of the Company or any of its Subsidiaries of which the Company or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to the Company or any of its Subsidiaries, in each case, in connection with an Acquisition Proposal or any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or a potential Acquisition Proposal or any amendments to the financial or material terms of the foregoing.  Such notice to Parent shall indicate the identity of the Person making such proposal or request and the material terms and conditions of such proposal, if any.  Following the Solicitation Period End Date, the Company shall keep Parent reasonably informed on a current basis (and in any event within twenty-four (24) hours) of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal or any change to the financial or material terms of any such Acquisition Proposal, including by providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, regarding any such Acquisition Proposal within twenty-four (24) hours after the receipt thereof.  Notwithstanding Section 5.2(b) but without limiting the actions permitted by Sections 5.2(a) and 5.2(b) and subject to complying with Section 5.2(b), if, prior to the time the Stockholder Approval is obtained, the Company receives a bona fide written Acquisition Proposal from any Person that did not result from a breach of any provision of this Section 5.2 and that the Company Board concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, (x) the Company and its Representatives may provide access and non-public information with regard to the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement (a copy of which the Company shall promptly (and in any event, within twenty-four (24) hours) provide to Parent following execution thereof), provided, that the Company shall promptly (and in any event, within twenty-four (24) hours) make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub, and (y) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, in each case, provided, that the Company Board concludes in good faith, after consultation with its outside legal counsel, that failure to take such action described in the foregoing clauses (x) or (y) would cause the Company Board to violate its fiduciary duties to the stockholders of the Company under applicable Law.

(d)           Except as set forth in this Section 5.2(d), neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, change, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, change, amend or modify), in any manner adverse to Parent, the Company Recommendation with respect to the Merger, make any public statement in connection with the Company Recommendation or in reference to an Acquisition Proposal that is inconsistent with the Company Recommendation and in any manner adverse to Parent, fail to include the Company Recommendation in the Proxy Statement or fail to make or reaffirm the Company Recommendation within five (5) Business Days following Parent’s written request to do so following the Company’s or its Representatives’ receipt of an Acquisition Proposal (any of the foregoing, a “Change of Recommendation”), or adopt, approve or recommend or otherwise declare advisable (publicly or otherwise), or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, or cause or permit the Company to enter into any Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may effect a Change of Recommendation (and, in the case of the following clause (y), terminate this Agreement pursuant to Section 7.3(a) and enter into an Alternative Acquisition Agreement) if (x) an event, fact, development or occurrence affecting the business, assets or operations of the Company (but not relating to an Acquisition Proposal) that was neither known nor reasonably foreseeable to the Company Board as of the date of this Agreement becomes known to the Company Board (an “Intervening Event”), or (y) if the Company receives an Acquisition Proposal that is a binding, written offer capable of acceptance that the Company Board concludes in good faith, after consultation with its independent financial advisor and outside counsel, constitutes a Superior Proposal, provided, that in order to effect a Change of Recommendation under either clause (x) or (y) or terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal under clause (y):

    (i)              the Company Board concludes in good faith, after consultation with its independent financial advisor and outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law and the Company shall have complied with all of its obligations under this Section 5.2;

    (ii)             the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance of making such Change of Recommendation or such termination (such period, the “Negotiation Period”), advising Parent of the intention to effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.3(a), which notice shall specify in detail the basis for the Change of Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal and the material terms thereof and include copies of the final forms of all relevant documents relating to such Superior Proposal;

    (iii)            during the Negotiation Period, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith with respect to changes to the terms and conditions of this Agreement or the transactions contemplated hereby (or as to other proposals made by Parent); and

    (iv)            after so negotiating with Parent and Merger Sub during the Negotiation Period, the Company Board shall have considered in good faith any and all changes to this Agreement and the transactions contemplated hereby offered by Parent (or other proposals made by Parent) and shall have concluded, after consultation with its independent financial advisor and outside legal counsel, (A) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal even if such changes or other proposals were to be given effect, provided, that if any material amendment or revision is made to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent with respect to each successive such amendment or revision and to comply with the requirements of this Section 5.2 (including Section 5.2(d)) with respect to such new written notice and the Negotiation Period shall recommence, or (B) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to an Intervening Event, that such changes would not obviate the need for a Change of Recommendation in response to such Intervening Event.

(e)           Nothing contained in this Section 5.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed, for all purposes of this Agreement, to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any request by Parent.

(f)             No Change of Recommendation shall change the approval of the Company Board for purposes of Section 251(b) of the DGCL.

(g)           The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.2 by any Representatives of the Company or any Subsidiary of the Company or their respective Representatives shall be deemed to be a breach of this Section 5.2 by the Company.

5.3.           Proxy Statement.

(a)           As promptly as reasonably practicable, and in any event within twenty (20) Business Days, after the date of this Agreement, the Company shall prepare and file with the SEC a preliminary proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”).  Unless there is a Change of Recommendation in accordance with Section 5.2, the Proxy Statement shall include the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement in accordance with the DGCL (the “Company Recommendation”).  The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting:

    (i)    the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and

    (ii)    none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in specifically for inclusion or incorporation by reference in the Proxy Statement.  Parent agrees to provide or cause to be provided all information with respect to itself, its Subsidiaries and its Representatives as may be reasonably requested by the Company for inclusion in the Proxy Statement, and that, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company specifically for inclusion or incorporation by reference in the Proxy Statement.

(b)           The Company shall promptly, following its or its legal counsel’s receipt thereof, inform Parent of any and all comments (written or oral) of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information, and the Company shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement.  The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and to make any amendments or filings as may be necessary in connection therewith.  Each of the Company and Parent agrees to promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company further agrees to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in this Section 5.3(b), mailed to the stockholders of the Company, in each case as and to the extent required by the Exchange Act.  The Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(c)           Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by Parent.

5.4.           Stockholders Meeting.

(a)           Subject to Section 5.3(a), the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all reasonable action necessary to convene a special meeting of the stockholders of the Company (the “Stockholders Meeting”) within thirty (30) days after the date of mailing of the Proxy Statement (with the record date and meeting date of the Stockholders Meeting to be selected with the consent of Parent) to consider and vote upon the adoption of this Agreement.  Subject to Section 5.2(d), the Company Board shall recommend adoption of this Agreement by its stockholders at the Stockholders Meeting and shall use its reasonable best efforts to solicit such adoption of this Agreement, and the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and secure any approval of its stockholders that is required by the DGCL and any other applicable Law to effect the Merger.

(b)           The Company shall not adjourn or postpone the Stockholders Meeting without Parent’s prior written consent (which may be withheld in Parent’s sole discretion).  Parent may require the Company to adjourn or postpone the Stockholders Meeting up to two (2) times (for a period of not more than thirty (30) calendar days in the aggregate), unless prior to such adjournment the Company shall have received proxies in respect of an aggregate number of Shares voting for the adoption of this Agreement, which have not been withdrawn, such that the Stockholder Approval will be obtained at such meeting.  Once the Company has established a record date for the Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Stockholders Meeting without Parent’s prior written, unless required to do so by applicable Law.

5.5.           Reasonable Best Efforts; Filings; Other Actions.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall each use their reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with the other in doing all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, including the Merger, (ii) obtain from any Governmental Entities and any third parties any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by the Company, Parent or any of their respective Subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) any applicable federal or state securities Laws, (B) the HSR Act and any other applicable Regulatory Law, and (C) any other applicable Law, and in the case of the notification and report form under the HSR Act, in no event later than ten (10) Business Days from the execution of this Agreement.  The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act and Regulatory Law.  The Company and its Subsidiaries shall not, without Parent’s prior written consent, discuss or commit to any extension of any waiting period under the HSR Act or any other applicable Regulatory Law or to any agreement not to consummate the Merger.   Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing or any other financing for the transactions contemplated hereby shall be governed exclusively by Sections 5.12 and 5.13, and not this Section 5.5.

(b)           The Company, Parent and Merger Sub shall each use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any Regulatory Law.  Notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate Parent or any of its Affiliates to, and the Company shall not, without the prior written consent of Parent: (i) commence or defend any litigation with any Governmental Entity or private party; (ii) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining any authorization, consent, order, registration or approval; or (iii) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of Parent, the Company, or any of their respective Subsidiaries, or any interest or interests therein, if any such action set forth in clauses (i) – (iii) would reasonably be expected to have (x) a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, or (y) a material adverse effect on Parent or its Affiliates (determined by reference to the magnitude of the business of the Company being acquired by Parent pursuant hereto).

(c)           Each of the Company, Parent and Merger Sub shall, subject to the terms of Section 5.5(b), (i) subject to any restrictions under any Regulatory Law, to the extent practicable, promptly notify each other of any communication to that party from any Governmental Entity with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other party to review in advance any proposed written communication to any Governmental Entity, (ii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Entity in respect of any registrations, declarations and filings, (iii) unless required by applicable Law, not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions and other agreements contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, in each case to the extent practicable, (iv) subject to any restrictions under any applicable Law, furnish the other party with copies of all correspondence, filings and communications between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of its staff on the other hand, with respect to this Agreement and the transactions and other agreements contemplated hereby (excluding any sensitive information with respect to any individual who is an officer, director, employee or equity holder in Parent or any of its Affiliates and any documents and communications which are subject to preexisting confidentiality agreements, the attorney client privilege or work product doctrine), and (v) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Entities in connection with this Agreement and the transactions and other agreements contemplated hereby and thereby, including any filings necessary or appropriate under the provisions of any Regulatory Law.

(d)           The Company shall keep Parent and Merger Sub informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to the Company), criminal or regulatory investigation or other Action involving the Company or any of its Subsidiaries, and shall reasonably cooperate with Parent and Merger Sub and their respective Affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or Action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meeting with regulators).

5.6.           Access and Reports.

(a)           Subject to applicable Law, from and after the date of this Agreement to the Effective Time, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, (i) afford to Parent, Merger Sub and each of their Representatives, reasonable access, during normal business hours, to its officers, employees, properties, offices and other facilities, books, contracts and records and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent Merger Sub or their Representatives may reasonably request; provided, that (x) no investigation pursuant to this Section 5.6 or otherwise shall affect or be deemed to modify any representation or warranty made by the Company herein, and (y) the foregoing shall not require the Company or any of its Subsidiaries (A) to permit any inspection, or to disclose any information that would violate any of its obligations with respect to confidentiality so long as the Company shall have used reasonable best efforts to obtain the consent of such third party to allow such inspection or disclosure or (B) to disclose any information of the Company or any of its Subsidiaries that would waive the protection of attorney-client privilege if the Company shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

5.7.                      Publicity; Communications.

(a)           The initial press release to be issued with respect to the transaction contemplated by this Agreement, including the Merger, shall be a joint press release by the Company and Parent and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements (including conference calls with investors and analysts) with respect to the Merger or any of the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity or the NASDAQ with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with the NASDAQ (in which case, such party shall use all reasonable efforts to consult with the other parties before issuing such press release or making such public announcement or filing).

(b)           Before any Merger Communication of the Company or any of its “participants” (as defined in Item 4 of Schedule 14A of the Exchange Act) is first (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise) or (ii) utilized by any executive officer, key employee or advisor of the Company or any such participant as a script in discussions or meetings with any such third parties, the Company shall (or shall cause any such participant to) provide such Merger Communication to Parent and allow Parent a reasonable opportunity to comment thereon, and shall consult in good faith with Parent for purposes of determining whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act.  The Company shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by Parent on any such Merger Communication.

5.8.           Employee Benefits.

(a)           For a period of one year following the Closing Date, the Surviving Corporation shall provide all employees of the Company and its Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) who continue in employment with the Surviving Corporation or its Subsidiaries following the Effective Time (the “Affected Employees”), with compensation and benefits which are substantially comparable in the aggregate to the compensation and benefits provided to such Affected Employees as of the date of this Agreement (other than equity compensation incentives, defined benefit pension benefits, retiree medical or welfare benefits, severance benefits and any compensation or benefits triggered in whole or in part by the consummation of the transactions contemplated hereby).  Nothing contained in this Section 5.8 shall be deemed to grant any Affected Employee any right to continued employment after the Effective Time.

(b)           Parent will cause any employee benefit plans of Parent and its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility and vesting (but not benefit accruals), service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan, except that service credit shall also be provided for purposes of calculating paid time off and entitlements to severance pay.

(c)           To the extent permitted under applicable Law and the terms of the applicable employee benefit plan, with respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Affected Employees following the Closing Date, Parent will cause the Surviving Corporation and its Subsidiaries to (i) with respect to any such employee benefit plan providing medical, dental, pharmaceutical and/or vision benefits to any Affected Employee, cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under analogous Benefit Plans prior to the Closing Date and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, any eligible expenses paid by such employees during the calendar year in which Effective Time occurs under analogous Benefit Plans.

(d)           Nothing contained in this Section 5.8, express or implied (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement or (ii) is intended to confer upon any Person (including any current or former officers, employees, directors or consultants of the Company or any of its Subsidiaries, or dependents or beneficiaries of such current or former officers, employees, directors or consultants) any rights as a third-party beneficiary of this Agreement.

5.9.           Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.  Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II.

5.10.           Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case to the same extent that such Indemnified Parties are entitled to indemnification pursuant to the certificate of incorporation and bylaws of the Company (or corresponding organizational documents of the applicable Subsidiary), in each case as in effect as of the date hereof (the “Existing Indemnification Rights”).  Parent shall cause the Surviving Corporation to advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party promptly after receipt by Parent of a written request for such advance to the fullest extent such Indemnified Party is entitled under the Existing Indemnification Rights and permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)           Prior to the Effective Time, the Company shall obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (collectively, “D&O Insurance”) with terms, conditions, retentions, coverage limits and limits of liability that are not materially less favorable than the coverage provided under the Company’s existing policies in effect on the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date hereof.  Notwithstanding the foregoing, (i) in no event shall the Company, Parent or the Surviving Corporation be required to expend for any such policies pursuant to this Section 5.10(b) an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance and (ii) if the annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 5.10.

(d)           The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)           The rights of the Indemnified Parties under this Section 5.10 shall be in addition to the Existing Indemnification Rights.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Existing Indemnification Rights shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

5.11.           Rule 16b-3.  Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12.           Financing.

(a)           Subject to the terms and conditions of this Agreement (including Section 5.12(d)), each of Parent and Merger Sub shall use its reasonable best efforts (taking into account the anticipated timing of the Marketing Period and the Termination Date) to obtain the proceeds of the Financing as soon as reasonably practicable on the terms and conditions (including the “flex” provisions) described in the Financing Letters, including using its reasonable best efforts to (i) comply with its obligations under the Financing Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing Letters on terms and conditions (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of the flex provisions contained in any Fee Letter) no less favorable to Parent and Merger Sub than those contained in the Financing Letters, (iii) satisfy (or obtain a waiver of) all conditions applicable to, and within the control of, Parent and Merger Sub contained in the Financing Letters (including definitive agreements related thereto), and (iv) consummate the Financing at or prior to the Closing Date, subject to the satisfaction or waiver of the conditions contained herein.  Notwithstanding anything to the contrary in the immediately preceding sentence, each of Parent and Merger Sub shall use its reasonable best efforts to take, and shall use its reasonable best efforts to cause each of its Affiliates to take, all actions necessary to maintain in effect, and enforce its rights under, the Financing Letters (including any definitive agreements relating thereto); provided, that each of Parent and Merger Sub may (i) amend, replace or modify the Debt Financing Letters to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities and (ii) subject to the limitations set forth in this Section 5.12, otherwise amend or modify, grant any waiver of any provision or remedy under, or increase the amount of indebtedness or otherwise replace the Debt Financing Letters or one or more facilities.  Parent and Merger Sub shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), enter into any amendment or modification to, or grant any waiver of any provision or remedy under, the Financing Letters, if such amendment, modification or waiver (A) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Parent and Merger Sub at the Closing (taking into account other sources of funding that would be available to them, including any equity financing or Available Cash) would not be sufficient to pay the aggregate Per Share Merger Consideration and pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger, or (B) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) materially delay or prevent the Closing Date, or (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur.  Any reference in this Agreement to (I) “Financing” shall include the financing contemplated by the Financing Letters as  amended or modified in compliance with this Section 5.12 and (II) “Financing Letters” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.12(a).

(b)           Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of all executed definitive documents related to the Debt Financing.  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice of any termination or repudiation of any Debt Commitment Letter or any definitive agreement related thereto by any party thereto of which Parent or Merger Sub or any of their Affiliates becomes aware.

(c)           If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement), Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources (the “Alternative Debt Financing”) in an amount such that the aggregate funds that would be available to Parent and Merger Sub at the Closing (taking into account other sources of funds available to them, including any additional equity financing or Available Cash) will be sufficient to pay the aggregate Per Share Merger Consideration and pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger, and to obtain a new financing commitment letter with respect to such Alternative Debt Financing (the “New Debt Commitment Letter”) and any new related fee letters (the “New Fee Letter”), which shall replace the existing Debt Commitment Letter and related Fee Letters, respectively, in whole or in part, and copies of which shall be promptly provided to the Company; provided, that Parent and Merger Sub shall not be required to arrange or obtain any such Alternative Debt Financing on terms and conditions (including any “flex” provisions) that are less favorable to Parent and Merger Sub than those terms and conditions contained in the Debt Financing Letters.  In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below and (ii) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter and any Fee Letter to the extent not superseded by a New Debt Commitment Letter or New Fee Letter, as the case may be, at the time in question and any New Debt Commitment Letter or New Fee Letter to the extent then in effect.

(d)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.12 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) commence any litigation or similar enforcement action against the Financing Sources to enforce Parent’s or Merger Sub’s rights under the Debt Financing Letters, (ii) pay any fees in excess of those contemplated in the Debt Financing Letters (whether to secure waiver of any conditions contained therein or otherwise), (iii) amend or waive any of the terms or conditions hereof, (iv) consummate the Closing at any time prior to the date determined in accordance with Section 1.2, or (v) seek the Equity Financing from any source other than those counterparty thereto (or permitted assignee of any such counterparty), or in an amount in excess of that contemplated by, the Equity Commitment Letters.

5.13.           Financing Cooperation.

(a)           Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of its and their respective officers and employees to, and shall use its reasonable best efforts to cause the non-employee Representatives of the Company and each of its Subsidiaries to, provide to Parent such cooperation reasonably requested by Parent to cause the conditions and covenants in the Debt Financing Letters to be satisfied or otherwise that is necessary, proper, advisable or desirable, or reasonably requested by Parent, in connection with the Debt Financing, including cooperation that consists of:

(i)           participating in meetings (including one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)           (A) furnishing Parent and the Financing Sources as promptly as practicable with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, including audited consolidated balance sheets and related statements of income, equity and cash flows and related notes of the Company, in each case prepared in accordance with GAAP for the three (3) most recently completed fiscal years ended at least ninety (90) days before the Closing Date, and, for each fiscal quarter after the date hereof ended at least forty-five (45) days prior to the Closing Date and for the comparable quarter of the prior fiscal year, unaudited consolidated balance sheets of the Company as of the end of such fiscal quarter and the related unaudited statements of income, equity and cash flows and related notes, in each case prepared in accordance with GAAP and using the same accounting principles, policies, methods, practices, procedures, classifications, categories, estimates, judgments and assumptions as were used in preparing the audited financial statements contained in the Company SEC Documents, (B) furnishing Parent and the Financing Sources as promptly as practicable with information regarding the Company of the type and form customarily included in an offering memorandum for private placements of debt securities under Rule 144A promulgated under the Securities Act, including financial statements and pro forma financial information (including as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least forty-five (45) days before the Closing Date, prepared after giving effect to the transactions contemplated hereby and the Financing as if such transactions and the Financing had occurred as of such date (in the case of the balance sheets) or at the beginning of such period (in the case of other financial statements), in each case prepared in accordance with GAAP), financial data, audit reports and business and other financial information of the type and form that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of debt securities (including for the preparation of pro forma financial statements), or that would otherwise be necessary to receive from the independent accountants that audited the Audited Financial Statements (and any other accountant to the extent financial statements audited or reviewed by such accountants are or would be included in such offering memoranda), customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon “pricing” of any high-yield securities being issued in lieu of any portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by such independent accountants as provided in AU 722, and consents of such independent accountants to use of their reports in any materials related to the Debt Financing, (C) assisting with the preparation of materials for rating agency presentations, lender presentations, high-yield road show presentations or memoranda, syndication memoranda, offering documents, private placement memoranda, bank information memoranda, prospectuses and other marketing materials or documents, including business and financial projections reasonably requested by Parent or the Financing Sources, in each case in connection with the Debt Financing, and (D) furnishing Parent and the Financing Sources as promptly as practicable with completed field audits and appraisals satisfactory to the Financing Sources of the customer accounts receivable and inventory of the Company suitable to be pledged as collateral for an asset-based loan facility to be established pursuant to the Debt Financing Commitments (all such information required to be delivered or prepared pursuant to this Section 5.13(a)(ii), together with any replacements or restatements thereof and supplements thereto, if any such information would go stale or otherwise be unusable under customary practices for such purposes, the “Required Information”);

(iii)           executing and delivering authorization letters authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding the Company or its Subsidiaries or securities;

(iv)           executing and delivering any securities purchase agreement, credit agreement, indenture, supplemental indenture, note, guarantee, pledge and security document, currency or interest hedging arrangement, other definitive financing document, representation letter to auditors and any other certificate or document and back-up therefor and for legal opinions as may be reasonably requested by Parent or the Financing Sources or their respective counsel, obtaining and delivering a solvency certificate of the chief financial officer of the Company and any Subsidiary of the Company that is a borrower or guarantor under any of the Debt Financing, consents of accountants for use of their reports in any materials relating to the Debt Financing, and other certificates, legal opinions or documents required to satisfy the conditions in the Debt Financing Letters or as may otherwise be reasonably requested by Parent or the Financing Sources or their respective counsel, and otherwise reasonably facilitating the pledging of collateral; provided, that the Company shall not be required to execute any document in connection with this Section 5.13(a)(iv) that would be effective at any time before the time immediately prior to the Effective Time (other than any representation letter to auditors, which shall be delivered prior to the pricing of any high-yield securities being issued in lieu of any portion of the Debt Financing);

(v)           using reasonable best efforts to obtain accountants’ comfort letters, corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its Representatives to all owned real property and leased real property), engineering reports, environmental and other inspections and other documentation and items relating to the Debt Financing as may be reasonably requested by Parent and to arrange discussions among Parent, Merger Sub and the Financing Sources and prospective Financing Sources with other parties to or beneficiaries of Material Contracts, Company Leases and Liens;

(vi)           taking all actions reasonably necessary to (A) permit the Financing Sources to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such accounts, agreements and arrangements will not become active or take effect until the Effective Time;

(vii)           granting the Financing Sources access to the Company and Company Subsidiaries’ respective properties, assets, and cash management and accounting systems (including cooperating in and facilitating the completion of field examinations, collateral audits, asset appraisals, surveys, Phase I environmental site assessments and engineering/property condition reports);

(viii)           reasonably facilitating the pledging or the re-affirmation of the pledge of collateral (including obtaining and delivering of pay-off letters and Lien terminations, in each case, in form and substance reasonably satisfactory to Parent, and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related Liens);

(ix)           taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent or any Financing Source to (A) permit the consummation of the Debt Financing, (B) the distribution or payment of the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation, (C) make Available Cash of the Company and its Subsidiaries available for use to fund the Per Share Merger Consideration and to use in the repayment or other retirement of indebtedness, and (D) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high-yield debt financing, by the Surviving Corporation or any Subsidiary of the Company concurrently with or immediately following the Effective Time;

(x)           furnishing Parent and the Financing Sources promptly with all documentation and other information which any lender providing or arranging Debt Financing has determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and

(xi)           otherwise cooperating with the marketing efforts of Parent and the Financing Sources for any of the Financing as necessary or reasonably requested by Parent or the Financing Sources.

Parent shall, promptly upon request by the Company, reimburse the Company and its Subsidiaries for all reasonable out-of pocket costs and expenses incurred by the Company or its Subsidiaries in connection with such cooperation.

(b)           The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)           The Company shall or shall cause its Subsidiaries to supplement any Required Information on a reasonably current basis to the extent that any such information, to the Knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(d)           All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent and Merger Sub shall be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that are or may become parties to the Financing Letters and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing, or to their respective counsel and auditors subject to customary confidentiality arrangements for use by any of them of such information in connection with the Debt Financing, and to rating agencies in connection with obtaining ratings of the Debt Financing.

5.14.           Transaction Litigation.  The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided, that (a) neither the Company nor any Company Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have consented in writing and (b) after receipt of Stockholder Approval, the Company shall, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

5.15.           State Takeover Statutes.  The Company and the Company Board shall (a) take all action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (b) if any Takeover Statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the transactions provided for in this Agreement.

ARTICLE VI

Conditions

6.1.           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver in writing by Parent and the Company at or prior to the Effective Time of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company (the “Stockholder Approval”).

(b)           Regulatory Consents.  Any applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated and all consents, approvals and actions of, filings with, and notices to, all Governmental Entities required of Parent, Merger Sub, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby shall have been made, obtained or effected, as the case may be, and the CFIUS Approval shall have been obtained; provided that no requirements or conditions to mitigate any national security concerns shall have been imposed, other than such requirements or conditions that Parent, Merger Sub or Company are obligated to accept.

(c)           Orders.  No court or other Governmental Entity of competent jurisdiction shall have enacted, adopted, issued, promulgated, enforced or entered any Order or Law (whether temporary, preliminary or permanent) that is in effect or pending, and restrains, enjoins or otherwise prohibits the consummation of the Merger or otherwise makes the consummation of the Merger illegal.

6.2.           Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction or waiver in writing by Parent at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) Other than the representations and warranties set forth in Sections 3.1, 3.3, 3.4, 3.8(b), 3.22, 3.24 and 3.25, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.3 shall be true and correct when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, as of such specified date), except for inaccuracies that are, in the aggregate, de minimis; and (iii) the representations and warranties set forth in Sections 3.1, 3.4, 3.8(b), 3.22, 3.24 and 3.25 shall be true and correct in all respects when made and as of the Closing as if made at such time.

(b)           Performance of Obligations.  The Company shall have performed or complied with in all material respects its obligations, agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing pursuant to the terms hereof.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any fact, circumstance, change, event, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Officer’s Certificate.  Parent and Merger Sub shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), 6.2(b), and 6.2(c) have been satisfied or waived.

6.3.           Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in Article IV shall be true and correct in all respects when made and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Parent Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Obligations.  Each of Parent and Merger Sub shall have performed or complied in all material respects its obligations, agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Closing pursuant to the terms hereof.

(c)           Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied or waived.

ARTICLE VII

Termination

7.1.           Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholder Approval is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

7.2.           Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or action of the Company Board if:

(a)           the Merger shall not have been consummated by [●] (the “Termination Date”), whether such date is before or after the Stockholder Approval is obtained; provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(b)           the Stockholders Meeting shall have been held and completed and the Stockholder Approval shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or

(c)           any Governmental Entity has denied approval of the Merger and such denial has become final and non-appealable or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to any party if the enactment, issuance, promulgation, enforcement or entry of such Order, or the Order becoming final and non-appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement.

7.3.           Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by action of the Company Board if:

(a)           at any time prior to the time the Stockholder Approval is obtained, in order to accept a Superior Proposal in accordance with Section 5.2; provided, that the Company shall have (i) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (ii) complied in all respects with the provisions of Section 5.2, and (iii) simultaneously with such termination paid all amounts due to Parent pursuant to Section 7.5;

(b)           there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) (x) cannot be cured by Parent or Merger Sub prior to the Termination Date or (y) if capable of being cured, such breach shall not have been cured within the earlier of (A) thirty (30) calendar days following receipt of written notice from the Company of such breach and (B) one (1) Business Day prior to the earlier of the Termination Date and the date on which the Agreement may otherwise be terminated by Parent in accordance with Article VII; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b); or

(c)           (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied at the Closing), (ii) the Company has irrevocably notified Parent in writing that the Company is ready, willing and able to consummate the Closing and all of the conditions set forth in Section 6.3 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 6.3 for the purpose of consummating the Closing, and (iii) Parent and Merger Sub have failed to consummate the Closing on the later of the date the Closing is required to have occurred pursuant to Section 1.2 and the expiration of five (5) Business Days following Parent’s delivery of such notice;

7.4.           Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)           (i) the Company Board or any committee thereof makes a Change of Recommendation, (ii) a tender offer or exchange offer for the outstanding Shares is commenced, or a proposal is made to the Company or publically announced, that would, in each case, if consummated, constitute an Acquisition Proposal and the Company Board or any committee thereof shall have failed to recommend against acceptance of such tender offer, exchange offer or proposal to its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer, exchange offer or proposal or making any “stop look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act) within ten (10) Business Days after Parent’s written request to do so following the commencement of such tender offer or exchange offer or making of such proposal or the Company Board or any committee thereof recommends that the stockholders of the Company tender their Shares in such tender or exchange offer, (iii) the Company or the Company Board or any committee thereof shall have (x) approved, adopted, recommended, or declared advisable any Acquisition Proposal or (y) approved or recommended, or entered into or allowed the Company or any of its Subsidiaries to enter into, an Alternative Acquisition Agreement or (iv) the Company Board or any committee thereof formally resolves to take, or publicly announces an intention to take, any of the foregoing actions; or

(b)           there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement, which breach or failure to be true (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured within the earlier of (A) thirty (30) calendar days following receipt of written notice from the Parent of such breach or failure and (B) one (1) Business Day prior to the earlier of the Termination Date and the date on which the Agreement may otherwise be terminated by the Company in accordance with Article VII; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if it or Merger Sub is then in material breach of any of their representations, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b).

7.5.           Effect of Termination and Abandonment.

(a)           In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any member of the Parent Group or the Company Group); provided, that (i) except as otherwise provided herein (including in Section 7.5(e)), no such termination shall (x) relieve any party hereto of any liability to pay the Termination Fee or the Excluded Party Fee, as applicable, or the Parent Fee or to reimburse Reimbursable Expenses pursuant to this Section 7.5 or (y) relieve any party hereto of any liability incurred or suffered as a result of any willful and material breach of this Agreement prior to such termination, and (ii) the provisions listed in the second sentence of Section 8.1 shall survive the termination of this Agreement.

(b)           In the event that:

    (i)           (x) this Agreement is terminated pursuant to Sections 7.2(a), 7.2(b) or 7.4(b) (other than as provided in Section 7.5(b)(iv)), (y) any Person shall have delivered to the Company or publicly disclosed an Acquisition Proposal prior to the Stockholders Meeting and (z) within 12 months of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or consummates the transactions contemplated by any Acquisition Proposal (whether the Acquisition Proposal made prior to the Stockholders Meeting or a different Acquisition Proposal), then the Company shall, on the date such definitive agreement is entered into or such Acquisition Proposal is consummated (whichever is earlier), pay or cause to be paid an amount equal to $[●] million (the “Termination Fee”) to Parent and reimburse Parent for all of its Reimbursable Expenses by wire transfer of same day funds to one or more accounts designated by Parent; provided, that for purposes of clause (z) above the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

    (ii)          this Agreement is terminated by the Company pursuant to Section 7.3(a), the Company shall pay the Termination Fee to Parent prior to such termination and shall reimburse Parent for all of its Reimbursable Expenses, provided, that if such termination occurs prior to the Cut-Off Date on account of a Superior Proposal made by a Person that is an Excluded Party, then the Company shall pay to Parent an amount equal to $[●] million (the “Excluded Party Fee”) and shall reimburse Parent for all of its Reimbursable Expenses, in each case by wire transfer of same day funds to one or more accounts designated by Parent;

    (iii)          this Agreement is terminated by Parent pursuant to Section 7.4(a), the Company shall pay the Termination Fee to Parent and shall reimburse Parent for all of its Reimbursable Expenses, promptly, and in any event within two (2) Business Days, after the date of such termination; provided, that if such termination pursuant to Section 7.4(a) occurs prior to the Cut-Off Date on account of a Superior Proposal made by a Person that is an Excluded Party, then the Company shall pay to Parent the Excluded Party Fee and shall reimburse Parent for all of its Reimbursable Expenses, in each case by wire transfer of same day funds to one or more accounts designated by Parent promptly, and in any event within two (2) Business Days, after the date of such termination;

    (iv)           this Agreement is terminated by Parent pursuant to Section 7.4(b) as a result of any material breach by the Company of the covenants contained in Section 5.2, the Company shall pay the Termination Fee to Parent and shall reimburse Parent for all of its Reimbursable Expenses, promptly, and in any event within two (2) Business Days, after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent; or

    (v)           this Agreement is terminated by the Company pursuant to Section 7.2(a), 7.2(b) or 7.3(b), at any time at which Parent was entitled to terminate this Agreement pursuant to Section 7.4(a) or 7.4(b) (in the later case, as a result of any material breach by the Company of the covenants contained in Section 5.2), the Company shall pay the Termination Fee to Parent and shall reimburse Parent for all of its Reimbursable Expenses, promptly, and in any event within two (2) Business Days, after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent.

For the avoidance of doubt, in no event shall the Company be required to pay the Excluded Party Fee or Termination Fee on more than one occasion.  Parent shall have the right to assign its right to receive the Termination Fee, Reimbursable Expenses and/or Excluded Party Fee, as applicable, to one or more Persons in its sole discretion.

(c)           In the event that:

(i)                                this Agreement is terminated pursuant to (A) Section 7.3(b), at any time at which Parent was not entitled to terminate this Agreement, or (B) Section 7.3(c), then Parent shall promptly, but in no event later than two (2) Business Days, after the date of such termination, pay or cause to be paid to the Company or its designees an amount equal to $[●] (the “Parent Fee”), by wire transfer of same day funds to an account designated by the Company; or

(ii)                                this Agreement is terminated by Parent pursuant to Section 7.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Sections 7.3(b) or 7.3(c) but for such termination pursuant to Section 7.2(a), then Parent shall promptly, but in no event later than two (2) Business Days, after the date of such termination, pay or cause to be paid to the Company the Parent Fee, by wire transfer of same day funds to an account designated by the Company.

For the avoidance of doubt, in no event shall Parent be required to pay the Parent Fee on more than one occasion.  The Company shall have the right to assign its right to receive the Parent Fee to one or more Persons in its sole discretion.

(d)           Notwithstanding anything to the contrary herein, if a Chosen Court has ordered Parent to pay the Parent Fee to the Company, the Company shall be entitled to enforce such order only if within five (5) Business Days following entry of such order, the Company shall have irrevocably offered and committed in a writing delivered to Parent to complete the Merger in accordance with the terms of this Agreement and, within three (3) Business Days after the Parent’s receipt of such writing, Parent and Merger Sub shall not have consummated the Merger.

(e)           Notwithstanding anything to the contrary in this Agreement, in the event Parent and Merger Sub fail to effect the Closing, or otherwise breach this Agreement or fail to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.7, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (i) Parent, Merger Sub, the Guarantors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or the Guarantors, (iii) any Financing Source, or any lead arranger, arranger, agent or Representative of or to Parent, Merger Sub or the Guarantors or (iv) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (collectively, the “Parent Group”) in respect of this Agreement, any Contract executed in connection herewith, including the Financing Letters and the Limited Guaranty, and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article VII and collect, if due, the Parent Fee pursuant to Section 7.5(c) from Parent or pursuant to the Limited Guaranty, and upon payment of the Parent Fee, no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement, the Financing Letters or the Limited Guaranty, or the transactions contemplated hereby or thereby.  The Company agrees to cause any Action pending in connection with this Agreement or any of the transactions contemplated hereby (including any Action related to the Financing, the Equity Commitment Letters or the Debt Financing Letters) by the Company Group against any member of the Parent Group to be dismissed with prejudice promptly, and in any event within five (5) Business Days, after payment of the Parent Fee.  In no event shall any member of the Company Group seek or permit to be sought on behalf of any member of the Company Group any damages from, or otherwise bring any Action against, any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including any Action related to the Financing, the Equity Commitment Letters or the Debt Financing Letters), other than an Action to recover payment of the Parent Fee when required in accordance with and to the extent set forth in Section 7.5(c) or for specific performance solely under the circumstances and as specifically set forth in Section 8.7.  In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the circumstances and as specifically set forth in Section 8.7.  Nothing in this Section 7.5(e) shall in any way expand or be deemed or construed to expand the circumstances under which the Parent Group may be liable under this Agreement or any of the transactions contemplated hereby (including the Financing).  For the avoidance of doubt, in no event shall the Parent Group have any liability under or in respect of this Agreement or the transactions contemplated hereby in excess of an aggregate amount equal to, or other than in respect of, the Parent Fee.

ARTICLE VIII

General Provisions

8.1.           Survival.  This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 5.9 and 5.10 shall survive the consummation of the Merger.  This Article VIII and Sections 5.9 and 7.5 shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

8.2.           Modification or Amendment.  Subject to the provisions of the applicable Laws, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that following approval of this Agreement by the Company’s stockholders, there shall be no amendment of, or change to, the provisions of this Agreement which, pursuant to applicable Law, would require further approval by the Company’s stockholders without receipt of such approval.

8.3.           Waiver; Extension.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by applicable Laws.  At any time prior to the Effective Time, the parties may (a) waive or extend the time for the performance of any of the obligations or other acts of the other parties or (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.4.           Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.5.           Governing Law and Venue; Waiver of Jury Trial.

(a)           This Agreement and all Actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to principles of conflicts of law.  Each party hereto agrees that it shall bring any Action between the parties or involving any member of the Company Group or Parent Group (other than the Financing Sources) arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware) (together with the appellate courts thereof, the “Chosen Courts”), and solely with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto or any member of the Company Group or Parent Group (other than the Financing Sources) and (iv) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 8.6 of this Agreement.  Notwithstanding the foregoing, each of the parties hereto agrees that (x) the Financing Letters and all Actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to the Financing Letters, or the negotiation, execution or performance thereof, shall, except as otherwise provided herein, be governed by and construed in accordance with the Laws of the State of New York without regard to principles of conflicts of law and (y) such party shall not bring or support any Action of any kind or description, whether in law or in equity, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby (including the Financing), including but not limited to any dispute arising out of or relating to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).  The provisions of this Section 8.5 shall be enforceable by each Financing Source, its Affiliates and their respective successors and permitted assigns.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE FINANCING LETTER OR AGAINST THE FINANCING SOURCES.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6.           Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth Business Day following the date of such deposit, or (d) if delivered by facsimile transmission, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission or is transmitted on a day that is not a Business Day.  All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Libin Sun Investment Company, L.L.C.

[address]

Attention: [ ]

fax: [ ]

with a copy to:

[name]

[address]

Attention: [ ]

fax: [ ]

If to the Company, to:

Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138
Attention: [ ]
fax: [ ]

with a copy to:

Latham & Watkins LLP

[address]

Attention: [ ]

fax: [ ]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

8.7.           Specific Performance.

(a)           The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VII, the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, except as provided in Section 8.7(b).

(b)           Notwithstanding Section 8.7(a), it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligation pursuant to the terms of this Agreement to cause the Equity Financing to be funded to fund the Merger and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions in Sections 6.1, 6.2 and 6.3 shall have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing or the failure of which to be satisfied is caused by a material breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement), (ii) the third Business Day immediately following the final day of the Marketing Period shall have occurred, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iv) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2, and (v) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur, and that it is willing to waive any unsatisfied conditions in Section 6.3 (but solely for purposes of consummating the Merger).  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligations to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c)           Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity, other than on the basis that such remedy is not expressly available pursuant to the terms of this Agreement.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)           While the Company may pursue both a grant of specific performance as and only to the extent permitted by this Section 8.7 and the payment of the Parent Fee as provided by Section 7.5(c), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Fee.

8.8.           Entire Agreement.  (a) This Agreement (including any exhibits hereto), (b) the Company Disclosure Letter, (c) the Parent Disclosure Letter, (d) the Limited Guaranty, and (e) the letter agreement, dated [●], between Integrated Device Technology, Inc. and [●] (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

8.9.           No Third Party Beneficiaries.  Except for Sections 5.10, 7.5 and 8.5 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), each of Parent and Merger Sub, on the one hand, and the Company on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 5.10 shall not arise unless and until the Effective Time occurs.  Notwithstanding the foregoing, each party to the Debt Commitment Letter (and its respective Representatives) shall be express third party beneficiaries with respect to Section 7.5(e) and Section 8.5.

8.10.           Definitions; Construction.

(a)           Definitions.  As used herein:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that an Acceptable Confidentiality Agreement shall not include any provision having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Acquisition Proposal” means any proposal or offer relating to (a) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), (b) the acquisition of 20% or more of the outstanding shares of any class of capital stock of the Company or 20% or more of the voting power represented by the outstanding voting securities of the Company, (c) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock of the Company or 20% or more of the voting power represented by the outstanding voting securities of the Company, (d) the acquisition in any manner, directly or indirectly, of over 20% of the consolidated total assets of the Company and its Subsidiaries (or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable) including, for this purpose, the outstanding assets and Equity Interests of the Subsidiaries of the Company, in each case other than the transactions contemplated by this Agreement, or (e) any other transaction having a similar effect to those described in clauses (a) through (d) and in each case other than the transactions contemplated by this Agreement.

“Action” means any claim, charge, complaint, dispute, demand, grievance, action, litigation, audit, investigation, review, inquiry, arbitration, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, or other proceeding of whatever kind or character.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Available Cash” means the cash and cash equivalents of the Company and its domestic Subsidiaries that are not held outside of the United States, are not subject to any escrow or reserve requirements (e.g., settlement-related cash balances and merchant reserves), and can be made available for use in funding the aggregate Per Share Merger Consideration without the incurrence of any Tax or violation of any contractual, legal or other restriction on the use thereof for such purpose, less (ii) the principal amount drawn under the Credit Facilities as of the Closing (excluding any undrawn amounts under outstanding letters of credit).

“Benefit Plan” means any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, change in control, retention, bonus, defined benefit or defined contribution, pension, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based management, retirement, vacation, severance, termination, disability, death benefit, hospitalization, medical, dental, or other employee benefit plan, program, scheme, policy, agreement or arrangement as to which the Company or any of its Subsidiaries sponsors, maintains, contributes to or is obligated to contribute to, or has or may have any liability, for the benefit of any current or former officer,  employee, consultant or director of the Company or any of its Subsidiaries.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“CFIUS Approval” means Parent and the Company shall have received written notice from CFIUS stating that: (i) CFIUS has concluded that the transaction is not a “covered transaction” and not subject to review under applicable Law; (ii) the review of the transaction contemplated by this Agreement under Section 721 of the U.S. Defense Production Act of 1950 has been concluded, and there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by Parent and Company and either (A) the period under the Defense Production Act of 1950 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“Company ESPP” means the Company’s 2009 Employee Stock Purchase Plan.

“Company ESPP Purchase Right” means a right to purchase a number of Shares pursuant to the Company ESPP.

“Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company Group” means the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents.

“Company Intellectual Property” means Intellectual Property owned by the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, development, condition, matter, state of facts, circumstance, change, event, occurrence or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)           any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the principal industries in which the Company and its Subsidiaries operate or (B) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates; or

(i)           (ii)           any facts, circumstances, changes, events, occurrences or effects, to the extent arising out of, resulting from or attributable to (A) generally applicable changes after the date hereof in applicable Law or GAAP, or any changes after the date hereof in the interpretation or enforcement thereof, (B) the public announcement of this Agreement, to the extent arising from the identity of Parent or its Affiliates (provided, that this clause (B) shall be disregarded for purposes of any representations and warranties set forth in Section 3.5), (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) any decline in the market price, or change in trading volume, of any capital stock of the Company, (E) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, or (F) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position;

provided, that (x) facts, developments, conditions, matters, states of facts, circumstances, changes, events, occurrences or effects set forth in clauses (a)(i), (a)(ii)(A), (a)(ii)(C) and (a)(ii)(E) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such facts, developments, conditions, matters, states of facts, circumstances, changes, events, occurrences or effects have a disproportionate adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, in relation to others in the principal industries in which the Company and its Subsidiaries operate, and (y) that the underlying cause of any decline, change or failure referred to in clauses (a)(ii)(D) and (a)(ii)(F) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect; or (b) would, or would reasonably be expected to, prevent or materially delay the consummation of the Merger.

“Company Stock Incentive Plans” means, collectively, the Company’s 2004 Equity Plan, as amended; and 2009 Employee Stock Purchase Plan, each as in effect on the date of this Agreement.

“Contract” means any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement, commitment, arrangement or other instrument or obligation.

“Credit Facilities” means the credit facilities provided for in the agreements listed on Section 8.10(a) of the Company Disclosure Letter.

“Environmental Laws” means any and all applicable Laws which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water or air; or the health and safety of persons or property, including protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) the Toxic Substance Control Act (15 U.S.C. 2601 et seq.) and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) (Regulation (EC) No 1907/2006 of the European Parliament and of the Council of 18 December 2006), or any other Law of similar effects.

“Environmental Permits” means any Permit required under applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“ERISA Affiliate” means a corporation which is or was a member of a controlled group of corporations with the Company and/or its Subsidiaries within the meaning of Code Section 414(b), a trade or business which is or was under common control with the Company and/or its Subsidiaries within the meaning of Code Section 414(c), or a member of an affiliated service group with the Company and/or its Subsidiaries within the meaning of Code Section 414(m) or (o).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Facilities” means all real property owned, leased, or operated by the Company or its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of the Company or its Subsidiaries.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing (including any alternative debt financings) in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the parties named in Section 4.7(a), together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

“GAAP” means United States generally accepted accounting principles in effect from time to time, consistently applied.

“Governmental Entity” means any federal, state, local, municipal or foreign government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency, whether federal, state, local, municipal, foreign or supranational, or any arbitral body or the NASDAQ.

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, toxic mold, and petroleum products or by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property rights of any type or nature recognized by law, however, denominated, throughout the world, including such intellectual property rights in: trademarks, trade names, service marks, service names, mark registrations and applications, trade dress, logos, slogans, assumed names, domain names, the goodwill in any of the foregoing; works of authorship, registered and unregistered copyrights, software, data, databases; technology, inventions (whether patentable or not), patents and patent applications; trade secrets and confidential information; rights of privacy and publicity; and any similar or equivalent property of any of the foregoing (as applicable).

“Knowledge” means with respect to the Company, the actual knowledge of those persons set forth in Section 8.10(a)-1 of the Company Disclosure Letter after reasonable inquiry and (b) with respect to Parent, the actual knowledge of those person set forth in Section 8.10(a) of the Parent Disclosure Letter after reasonable inquiry.

“Law” means any Order or any federal, state, local, foreign, supranational or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

“Leased Real Property” means any parcel of real property together with all buildings, structures, facilities, fixtures, systems, improvements and items of property currently or hereafter attached or appurtenant thereto and all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining to the foregoing, in each case, held by the Company or any of its Subsidiaries pursuant to a lease, sublease, license or other written agreement.

“Lien” means any mortgage, pledge, security interest, encumbrance, adverse claim, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Marketing Period” means the first period of thirty (30) consecutive calendar days commencing after the date hereof and throughout and at the end of which (a) Parent shall have received the Required Information from the Company and the Required Information shall be complete, (b) the conditions set forth in Article VI are satisfied (except for those conditions that by their terms are to be satisfied by actions at the Closing) and (c) nothing has occurred and no condition exists that would reasonably be expected to cause any of the conditions set forth in Article VI to fail to be satisfied, assuming the Closing were to be scheduled for any time during such thirty (30) consecutive calendar day period; provided, that: (i) if the Marketing Period does not end prior to [●], then the Marketing Period shall be deemed not to commence earlier than [●], (ii) if any financial information for any fiscal quarter included in the Required Information becomes stale under Regulation S-X promulgated under the Securities Act, the Marketing Period shall not be deemed to have commenced unless and until the Company has furnished Parent with updated Required Information, (iii) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of the Marketing Period, (A) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Documents, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another independent accounting firm reasonably acceptable to Parent, or (B) the Company shall have announced any intention to restate any historical financial statements of the Company or other financial information included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required in accordance with GAAP, (iv) if the Company shall have been delinquent in filing or furnishing any Company SEC Document, the Marketing Period shall not be deemed to have commenced unless and until, at the earliest, all such delinquencies have been cured, and (v) if the Company has received any material accounting comments from the staff of the SEC on its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, as such may be amended, the Marketing Period shall not be deemed to have commenced unless and until, at the earliest, all such material accounting comments have been satisfactorily resolved with the SEC staff.  Notwithstanding anything to the contrary herein, the Marketing Period shall not commence until the date on which the Company has first mailed (or, to the extent permitted by Law, made available) the Proxy Statement to the stockholders of the Company.

“Merger Communication” means, with respect to the Company, any document or other written communication prepared by or on behalf of the Company or any of its Subsidiaries, or any document or other material or information posted or made accessible on the website of the Company (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a stockholder of the Company, would reasonably be deemed to constitute a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) with respect to the Merger.

“NASDAQ” means NASDAQ Global Select Market.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, arbitration award or finding entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Parent Material Adverse Effect” means any fact, circumstance, change, event or occurrence, that, individually or in the aggregate, would or would be reasonably expected to, prevent or materially delay the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, on a timely basis.

 “Permitted Liens” means (a) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided, that such liens and restrictions do not materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location), (b) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (c) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (d) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, and (e) non-exclusive licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Real Estate Leases” means, collectively, each lease, sublease, license and other similar written agreement pursuant to which the Company or any of its Subsidiaries is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, any applicable foreign antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate (a) foreign investment, (b) foreign exchange or currency controls, or (c) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Reimbursable Expenses” means all documented out-of-pocket expenses incurred by Parent and any of its Affiliates, as applicable, in connection with this Agreement and the transactions contemplated hereby (including, for the avoidance of doubt, any interest expense on any of the Debt Financing that is funded into escrow prior to the Closing Date and released as a result of the termination of this Agreement, net of any interest income on the escrowed proceeds of such Debt Financing and any non-reimbursable underwriting fee paid in connection therewith), in either case, up to a maximum aggregate amount of $[●].

“Representatives” means, as to any Person, its directors, officers, employees, agents and representatives acting on such Person’s behalf, including any such investment banker, financial advisor, attorney, accountant or other advisor, agent, representative, intermediary or Affiliate.

 “SEC” means the Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that is not solicited or received in connection with a violation of Section 5.2 and that the Company Board has concluded in its good faith judgment, after consultation with its independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any changes to this Agreement or the transactions contemplated hereby (or any other proposals) made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, stockholder litigation, breakup fee and expense reimbursement provisions and other events or circumstances beyond the control of the party invoking the condition, (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account the expected timing and risk and likelihood of consummation); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%” and any transaction described in clause (a) of the definition of Acquisition Proposal must result in a third party acquiring all of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole.

“Takeover Statutes” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or similar state antitakeover Law.

“Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, unclaimed property or escheat obligation, ad valorem, real or personal property, withholding, excise, production, value added, goods and services, transfer, license, occupation, premium, windfall profits, social security (or similar), registration, alternative or add-on minimum, estimated, occupancy and other taxes, duties, fees, governmental charges or other assessments of any nature whatsoever, whether disputed or not, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents) required to be supplied to a Governmental Entity relating to Taxes, including any attachments thereto and any amendments thereof.

(b)           Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.  The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.  The mere listing (or inclusion of a copy) of a Contract or other document or item shall not be adequate to disclose an exception to a representation, warranty or covenant made in this Agreement, except to the extent such representation, warranty or covenant calls only for the listing (or inclusion of a copy) of such Contract or other document or other item itself.  The phrase “made available,” when used in reference to anything made available to Parent, Merger Sub or their Representatives, shall be deemed to mean uploaded to and made available to Parent, Merger Sub and their Representatives in the on-line data room hosted by [●] on behalf of the Company.

8.11.           Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.12.           Assignment.  Except as provided in Section 7.5(b) and 7.5(c), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, that Parent and Merger Sub may assign this Agreement (in whole but not in part) to any Affiliate of Parent and/or to any Financing Sources for purposes of creating a security interest herein or otherwise assign as collateral in respect of the Financing.  No assignment by any party hereto shall relieve such assigning party of any of its obligations hereunder.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

8.13.           Headings.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

8.14.           Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INTEGRATED DEVICE TECHNOLOGY, INC.

By:

Name:

Title:

SUN PARENT, INC.

By:

Name:

Title:

SUN MERGER SUB, INC.

By:

Name:

Title: